SIXTH AMENDMENT TO THE
                              FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF
                              SECURITIES
                      OF SMALL BUSINESS ISSUERS

  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Rhino Enterprises Group, Inc.
            (Name of Small Business Issuer in its charter)


  Nevada                                   88-0333844
  (State or other jurisdiction of         (I.R.S. employer
  incorporation or organization)          identification
                                              number)


  2925 LBJ Freeway, Suite 188, Dallas, Texas       75234
  (Address of principal executive offices)        (Zip Code)

  Issuer's Telephone Number:      (972) 241-2669

  Securities to be registered under Section 12(b) of the Act:

  Title of each class to be so registered:  n/a

  Name of exchange on which each class is to be registered:  n/a

  Securities to be registered under Section 12(g) of the Act:

  Common Stock, par value $.001 per share

                          TABLE OF CONTENTS

                                                    Page No.

  Part I
       Item 1.  Description of Business                1
       Item 2.  Management's Discussion and Analysis   17
       Item 3.  Description of Property                22
       Item 4.  Security Ownership of Certain
                Beneficial Owners and Management       22
       Item 5.  Directors, Executive Officers,
                Promoters and Control Persons          24
       Item 6.  Executive Compensation                 27
       Item 7.  Certain Relationships and Related
                Transactions                           31
       Item 8.  Description of Securities              33

  Part II
       Item 1.  Market for Common Equity and Related
                Stockholder Matters                    34
       Item 2.  Legal Proceedings                      35
       Item 3.  Changes In and Disagreements with
                Accountants                            35
       Item 4.  Recent Sales of Unregistered
                Securities                             36
       Item 5.  Indemnification of Directors and
                Officers                               39

  Part F/S                                             39

  Part III
       Item 1.  Index to Exhibits                      85
       Item 2.  Description of Exhibits                85

  Signatures                                           85

                                PART I

  ITEM 1.  DESCRIPTION OF BUSINESS

  General
  -------

       Rhino Enterprises Group, Inc. (the "Company" or "Rhino") was originally incorporated in Nevada on March 3, 1995 as Unique Fashions, Inc. ("Unique"), with the stated business plan of producing, marketing and selling children's specialty garments. Unique's common stock was approved for trading on the Over-the-Counter Bulletin Board as "UNQF."

       On March 25, 1999, the Company effected a tax-free spin-off transaction of its former wholly-owned subsidiary, Unique Ideas, Inc. (formerly Unique Products, Inc.), a Texas corporation. The stock of Unique Ideas, Inc. was distributed on a pro-rata basis to the stockholders of the Company on March 25, 1999.

       On April 30, 1999, the Company effected a one-for-twenty (1 for 20) reverse stock split of its common stock, changed its name to Rhino Enterprises Group, Inc. and changed its stock symbol to "RHNO." The Company's web-site is located at www.rhino-inc.com.

       On May 13, 1999, the Board of Directors of Rhino approved a stock-for-stock purchase agreement between Rhino and the shareholders of Framing Systems, Inc., a Nevada corporation ("Framing"). From May 17, 1999 to December 2, 1999, the majority of the Framing shareholders exchanged their shares of Framing common stock into shares of the Company's common stock on a one share of Rhino common stock for twenty-five shares of Framing common stock basis, eventually making Framing a 65%-owned subsidiary of the Company. At December 31, 1999, an aggregate of 6,584,000 shares of Framing had been exchanged for an aggregate of 263,360 shares of the Company. Three shareholders executed the stock for stock exchange agreement but have not been able to produce an original certificate or provide proper documentation regarding a lost stock certificate to facilitate the exchange of their Framing Systems shares into the Company's common stock. These three shareholders hold an aggregate of 310,000 shares of Framing which will be exchanged into 12,400 shares of the Company's common stock upon presentment of their original Framing stock certificate or proper documentation for a lost stock certificate. When these shares are actually issued by the Company, the Company will own 68% of Framing. At the time the Company entered into this transaction, it had a pre-existing relationship with Framing by virtue of the fact that Framing's previous president, David H. Carl, was the president of Rhino and both companies share office space.

       On November 12, 1999, Rhino acquired 50% of the outstanding stock of R&R Foods, Inc., a Texas corporation ("R&R"). Rhino acquired this 50% ownership for the cash payment price of $46,000, which was previously paid by a third party. Rhino entered into a promissory note for the repayment of the $46,000 to the third party. R&R currently operates one Great Outdoors restaurant location in Arlington, Texas. R&R also has the exclusive franchise right to open two additional Great Outdoors stores in the Dallas-Fort Worth, Texas metroplex area. At the time of this transaction, there was no pre-existing relationship with the owners of R&R Foods.

       On October 27, 1999, Rhino entered into a letter of intent to acquire Executive Assistance, Inc., a Nevada corporation ("Executive Assistance"), which transaction closed on November 18, 1999. Executive Assistance is a firm engaged in the business of providing administrative functions to small businesses. The terms of the acquisition were based on a stock-for-stock exchange, whereby the Executive Assistance shareholders exchanged 100% of the outstanding stock (4,000,000 shares) of Executive Assistance for 80,000 shares of the Company's common stock. This transaction made Executive Assistance a wholly-owned subsidiary of the Company. At the time of this transaction, there was a pre-existing business relationship between Mary Magouirk, the president of Executive Assistance, and the officers and directors of the Company. Furthermore, Robert W. Moehler, President of the Company, was an indirect affiliate of Executive Assistance.

       On November 24, 1999, for the cash purchase price of $2,000, the Company subscribed to 100% of the founder's stock in Eyesite.com, Inc., a Delaware corporation ("Eyesite" or
  "Eyesite.com") the Company incorporated in May of 1999, thus making Eyesite.com a wholly-owned subsidiary of the Company at that time. Eyesite.com's corporate headquarters are located at 2925 LBJ Freeway, Suite 188, Dallas, Texas. Since the Company created the Delaware corporation, Eyesite.com, Inc., there was a pre-existing affiliation with at the time the Company subscribed to 100% of the stock of Eyesite.com. Subsequently, on December
  29, 1999, Eyesite.com purchased all of the assets related to and including the registered web site www.eyesite.com from Dr. Gary
  Edwards. These assets included all rights, title and interest in and to the website eyesite.com, customer/marketing files and information, contract rights, income from the business, intellectual property and more. These assets are described in more detail in the Asset Purchase Agreement, which is filed as exhibit 10.0 to the Second Amendment to the Form 10-SB and the amendment dated December 27, 1999 to the Asset Purchase Agreement which is filed as an exhibit 10.0 to this Fifth Amendment to the Form 10-SB. The purchase price consists of a note payable totaling $50,000. As an inducement to enter into the 36-month contract,, Eyesite.com agreed to issue to Dr. Edwards the greater of 500,000 shares of Eyesite.com common stock or 10% of the outstanding common stock of Eyesite.com on the date of closing, after Dr. Edwards completes the first five months of thirty-five hours per month of web-site consulting services to Eyesite.com.
  The first five months were completed by May 31, 2000.  The
  500,000 shares issuable to Dr. Edwards were issued on June 1, 2000 at $0.002 per share which totals $1,000 that was recognized as compensation expense in the quarter ended June 30, 2000. The $0.002 per share valuation reflects the estimated fair market value based on recent transactions wherein shares of common stock were issued to other parties. Further, the Company subscribed to an additional 3,500,000 shares on June 1, 2000. Thus Eyesite.com is now 90% owned by the Company. Eyesite.com is positioning itself to be a marketing and buying cooperative to champion the independent eye care professional and provide business-to-business and consumer e-commerce, as well as to provide laser vision correction.

       On December 17, 1999 Rhino acquired 50% of the outstanding stock of e-Data Alliance Corp., a Texas corporation ("e-Data"). The purchase price consisted of a cash payment to e-Data of $200,000 and an obligation to provide $800,000 worth of advertising/marketing services to e-Data. To facilitate this obligation to provide $800,000 in marketing/advertising services, the Company entered into a separate transaction with Money Business, Inc., dba The Underground Shopper, a corporation owned by Digital Information & Virtual Access, Inc., a Nevada corporation ("DIVA"), to obtain $800,000 worth of advertising/marketing, which will be invoiced to Rhino as actual usage of services is incurred. e-Data currently operates web hosting and off-site data storage. It also provides Web site design and database services. The servers operated by e-Data are located in premium telecommunications facilities located in Dallas. At the time of this stock purchase of 50% of E-Data, the Company had a previous business (vendor-type) affiliation with the principals of E-Data. None of the principals of the non-Rhino owned E-Data shares are affiliates of the Company.

       On December 17, 1999 Rhino sold its 50% ownership of R&R to Sarwin Family, LLC, a Texas Limited Liability Company, at the same price for which it was purchased (net cost of zero to the Company), which was $46,000, payable in the form of a promissory note. Management of the Company has had, at various times over the last several years, previous business consulting relationships with Steve Sarwin, who manages the Sarwin Family, LLC.

       Information regarding the Company's advances to operating and emerging entities is included in Note E to the Company's Consolidated Financial Statements. Additionally, the information regarding the Company's indebtedness is included in Note G to the Company's consolidated financial statements.

       It is the Company's intention to grow by developing business partnerships and making strategic acquisitions. As part of its ongoing corporate strategy, the Company will continue to seek acquisition opportunities which will complement its existing operations. The largest subsidiary of Rhino is its 90% owned Eyesite.com, Inc., a Delaware corporation.

       Operating decisions for the various subsidiaries are made by the managers of the business entities. The Company's Board of Directors makes investment decisions and all other capital allocation decisions for the Company. Likewise, the respective subsidiaries' Board of Directors who make those decisions for their companies.

       The Company retained cash and investments at the holding company level of $152,730.99 at December 31, 1999. Total liabilities of Rhino at the same date were $3,935,485.73.

       The Company will report, as of the end of its 1998 tax year, aggregate consolidated net operating tax loss carry forwards ("NOLs") for Federal income tax purposes of approximately $250,000. Management estimates that the 1999 tax operating loss will be approximately $500,000, thus increasing the carryforward to approximately $750,000. These losses will expire over the course of the next 15 years unless utilized prior thereto. See Note B of the Notes to Consolidated Financial Statements.

  Business of Issuer
  ------------------

       The Company is a holding company engaged in the acquisition, incubation and development of start-ups and emerging-growth companies. The Company provides management, consulting services and financing to these entities. As the entities to which the Company provides incubation services need funds, the Company advances funds in the form of unsecured notes, on a short-term basis, which notes are expected to be repaid or may be converted into an equity position in the entity in satisfaction of the note payable to the Company. The terms of such conversion, if any, would be negotiable each time such notes mature. The Company will develop a growth-oriented portfolio of companies utilizing various business strategies. The Company's primary focus for incubating growth is to develop a subsidiary company through a consolidation process utilizing a combination of mergers and/or acquisitions of comparable companies within a specified industry that is highly fragmented and supports an overall trend towards consolidation. In simple terms, a consolidation is the process where multiple companies within a given market segment are merged or combined through acquisitions and/or buyouts. The resulting entity is more streamlined and competitive in the marketplace. The Company identifies a targeted industry by utilizing a criteria-based screening process that considers the following:

       o    a non-exploitative industry;
       o    an industry that has social value;
       o    revenue of the industry is greater than $200 million;
       o industry has more than 40 established, profitable independent companies with revenue between $500,000 and $5,000,000;
       o industry is not reliant on small number of large customers; and
       o    industry creates quality employment.

       In each of these selected industries, the Company targets a company to be acquired that will become the growth platform or nucleus for that industry. The Company then manages the consolidation strategy by seeking out and acquiring comparable companies with revenues of $5 million or less and, through its management practices, endeavors to facilitate growth to $20 to $25 million in profitable gross revenue. The Company intends to use its current businesses as a base to acquire profitable companies in each of the targeted industries. The Company plans to then put into place higher level management controls and accounting services, provide access to professional and experienced legal counsel, and employ aggressive marketing resources to enable the combination of these companies to realize substantially greater growth and profitability than they are able to achieve under current management. While the option exists to retain each portfolio company in the family of Rhino companies, the Company intends at some stage in each portfolio company's development to seek to sell it off to a larger consolidator or spin it off in an Initial Public Offering.

        The Company anticipates that its revenue will include fees and expense reimbursements provided in connection with its incubation services, interest income on funds advanced in the form of notes, and the earnings of its subsidiaries and its equity-method investees. The Company has defined its current business segments as incubation of start-ups and emerging-growth companies and e-commerce enterprises. Eyesite.com is currently the only material e-commerce entity, while Rhino Enterprises Group, Inc. (the parent), Executive Assistance (a subsidiary) and e-Data (the equity-method investee) are the only significant components of the incubation segment.

  Eyesite.com
  -----------

       Eyesite.com is in the process of positioning itself to be the premier Internet "portal of choice" for all information, products and services related to vision correction and eye care. Eyesite.com plans to pursue this objective by responding to the exploding business opportunities immediately available through the Internet and through the latest technological advances in the $25 billion optical market (according to a 1998 Dain Rauscher Wessels research report) for eye care. By utilizing state-of-the-art technology, Eyesite.com intends to deliver the highest quality information, services and products in a cost effective and efficient manner and is determined to draw on the vast resources of the Internet to most effectively reach customers and eye care professionals. Eyesite.com intends to enhance its existing web site, www.eyesite.com, to enable easy storage and retrieval of eye care information and provide innovative and reasonably priced products and services to draw customers to private practice eye care professionals through its site. Eyesite.com aims to make its web site the place where people go for information, products and services in the vision correction and eye care field.

       The Eyesite.com web site will be the driving force of the enterprise, and its continuously expanding web presence will serve as the conduit for spreading of its information, products and services. Eyesite.com anticipates being the vital link that instantly connects eye care information, opportunities, and private practice eye care professionals with consumers on a twenty-four hour basis, seven days a week.

       As specified below, the Eyesite.com web site currently offers a limited number of services to both the consumer and the private practice eye care professional. The scope of these products and services will be expanded, as also outlined below, to target both the consumer, the private practice eye care professional, as well as vendors to the industry.

       Market for Products or Services
       -------------------------------

       A vast portion of the nation's population requires eyeglasses or contact lenses to correct common refractive vision disorders, and over 97 million Americans purchased eyewear in 1998, according to Jobson Optica Group's U.S. Optical Industry Handbook 1999. These consumers, with a median age of approximately 35 years old, spent a total of approximately $16 billion during 1998 on eyeglasses, contact lenses and other corrective lenses. When professional services are included, estimates for the total eye care market in North America were approximately $36 billion. Consumers purchased retail optical goods through three main retail channels: (1) private practice ophthalmologists, optometrists and opticians, which accounted for 63% of sales, (2) retail chains, which accounted for 35% of sales and (3) health maintenance organizations, which accounted for 2% of sales. These expenditures are made to treat the symptoms of what has become a fixable disorder. Companies in the optical industry are meeting rising demand with innovative new products. The innovations include advanced spectacle lens materials, high performance sun wear and eyeglass frames, contact lenses, pharmaceuticals that improve the treatment of eye diseases and refractive vision correction (RVC).

       The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically. The number of worldwide web users is expected to grow considerably over the next several years. The Internet is distinct from traditional media in that it offers 24 hours a day, 7 days a week, real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers on-line merchants the ability to reach a vast audience and operate with lower costs and greater economies of scale, while offering consumers greater selections, lower prices and heightened convenience, compared to conventional retailing. The management team of Eyesite.com believes that all participants in the eye care industry will benefit from the Internet because of its unique attributes as an open, low-cost and flexible technology for the exchange of information and execution of electronic transactions.

       Portals such as AOL, Excite, The Go Network, Lycos, MSN, and Yahoo! have established themselves as leading pathways for a broad variety of information. Users are augmenting these portals with subject-specific vertical portals (example: drkoop.com for the healthcare industry), which are becoming a growing segment of the Internet. These vertical portals are using brand awareness driven by high quality topical content and significant market resources to establish them as destinations for highly concentrated groups of users.

       Health and medical information is one of the fastest growing areas of interest on the Internet. According to Cyber Dialogue, an industry research firm, during the 12-month period ended July 1998, approximately 17 million adults in the United States searched on-line for health and medical information, including eye care information. Cyber Dialogue estimates that approximately 70% of the persons searching for health and medical information on-line believe the Internet empowers them by providing them with information before and after they go to a doctor's office.

       Eyesite.com believes that establishing clear brand identity as a trusted source of on-line consumer eye care information and services, should provide a significant opportunity to capitalize on multiple revenue sources. These include direct-to-consumer advertising of the value of the laser vision correction procedure at an affordable price and e-commerce of all types of eyewear.

       Products, Sales and Marketing
       -----------------------------

       Eyesite.com has three principal thrusts for providing products and services, one or more of which may be pursued concurrently. In the first phase, Eyesite.com intends to rapidly expand and enhance its existing web site, www.eyesite.com, in the first half of the year 2000. The aim is to make this web site the premier Internet gateway for vision care information and for value shopping by consumers seeking eye care products and services through e-commerce on the World Wide Web.

       Currently, Eyesite.com offers on its web site: 1) the ability for online appointment setting with participating doctors; 2) the ability to get discounted eye exams from participating doctors; 3) online retrieval of prescriptions for eyeglasses and contact lenses by patients if their doctor elects to make them available; 4) general information about eye care to the consumer; 5) the ability for a consumer to ask an eye care related question and to have it answered by a doctor via e-mail.

       Eyesite.com plans to offer, and is working on, the following services: 1) consumer e-commerce for eye care products which will actually be purchased from participating doctors; 2) business-to-business e-commerce so that participating doctors can purchase product and equipment online from vendors; 3) consumer access to a database of most available eye glass frames to view, and if the consumer has the ability, to put a digitized picture of him/herself in to see how he/she would look with a given pair of frames; 4) referrals for refractive surgery; 5) greatly expanded eye care information database; 6) continuing education opportunities for the eye care professional; 7) appointment reminder service; 8) database mining and marketing for the participating doctors; 9) and practice management software tools online.

       In the second phase, Eyesite.com intends to recruit a select number of private practice eye care professionals in each metropolitan area that it elects to enter to become Eyesite.com, Inc. licensees. While enabling each eye care professional to retain his/her independence, Eyesite.com intends to provide certain benefits, as outlined in the Marketing section below. These select eye care professionals will further facilitate the branding of the "Eyesite.com" name. Further, they will become an eye care professional of choice on the Eyesite.com web site.

       In the third phase, Eyesite.com intends to establish laser centers that lead the market in providing affordable laser eye surgical procedures, without compromising quality of care. These vision correction laser procedures will be marketed with the intent to expand the availability to a greater segment of the population with an emphasis on "quality and value at an affordable price." Initially, these centers will be providing the highly successful, rapidly growing and increasingly accepted LASIK procedure. Since these centers will offer only these laser refractive surgical procedures, the surgeons will be some of the most experienced in the field, thus continuing to enhance the objective of quality of care. This exclusivity of service offered with below market pricing may potentially allow each center to generate excellent cash flow and profits for Eyesite.com. Additional patient options for corrective eye procedures will be examined for potential inclusion in the menu of future services to be provided.

       The private practice eye care professional can be viewed as a key gatekeeper for refractive procedures. These Eyesite.com private practice eye care professionals will be encouraged to refer a growing number of candidates for these procedures to each laser center. Eyesite.com's aggressive cross-media marketing of its Web Site will cause the Internet to become a strong marketing tool for these laser centers.

       Eyesite.com will launch the campaign to market and provide laser vision correction in Dallas/Ft. Worth, Texas area. After successfully establishing the laser vision market in the Dallas/Ft. Worth area, the Company will expand its presence to numerous other metropolitan areas throughout the United States.

       Eyesite.com intends to employ a dynamic marketing and advertising plan to increase awareness of the web site address as well as the products and services it offers. It aims to utilize traditional advertising to include print, television and radio; banner swaps; listings with major Internet search engines; strategic alliances with leaders in the vision care industry; the use of the new electronic magazine format, e-zines; and referral partnerships to create a synergistic blend of influential tools to drive consumers to our web site.

       Eyesite.com intends to pursue three target audiences: (1) the consuming public; (2) the private practice eye care professional; and (3) vendors of vision related products. To the consumer, Eyesite.com intends to provide the capability to:

       o access information on any topic related to the eye and its care;
       o go on-line, ask an eye care question, and receive a response from a qualified eye care professional;
       o referrals for quality eye care refractive surgical procedures at more affordable prices;
       o search for an eye care professional in the consumer's geographical area;
       o set an appointment with an Eyesite.com affiliated eye care professional, in real-time, on-line from anywhere in the world;
       o order discounted quality vision and eye care related products and services 24 hours a day over the Internet, such as: prescription glasses and frames, contact lenses, sunglasses, eye exams, and eyeware accessories, all of which would be picked up at the nearest Eyesite.com private practice eye care professional's location of the consumer's choosing;
       o participate in chat rooms regarding vision related concerns; and
       o access a bulletin board for job opportunities in the eye care industry.

       To the private practice eye care professional, Eyesite.com intends to provide:

       o     brand identity as an Eyesite.com professional;
       o     web page on Eyesite.com's web site;
       o     intense geographic cross-media marketing;
       o     doctor listings;
       o     inexpensive web site hosting;
       o     e-mail;
       o     chat rooms;
       o     MIS assistance for improved profitability;
       o     patient referrals;
       o     appointment scheduling;
       o     product sales;
       o     better discounts on cost of goods sold;
       o     continuing education opportunities;
       o access to the bulletin board to advertise employment opportunities;
       o opportunities for co-management revenues from Lasik surgery; and
       o     retained independence.

       To vendors, Eyesite.com intends to provide links to vendor web sites and the opportunity to advertise vendor products and services.

       A relentless branding and marketing of the web site, www.eyesite.com, will continually focus on increasing the number, quality and value of visitors to the site. Eyesite.com intends to take full advantage of the powerful trend that more than 60% of the population of the United States requires eye glasses or contact lenses and that during 1998 more than 100 million consumers spent a total of some $16 billion on corrective vision products. Eyesite.com plans to move quickly to reap the benefits of the predicted expansion of the laser vision correction market at an average annual pace of 40%-50% over the next several years.

       Competition
       -----------

       Optical retail is a competitive and fragmented industry. Eyesite.com has a variety of competitors, including ophthalmologists and optometrists in private practice, traditional optical retail stores, including national optical chains such as Sunglass Hut, Pearle Vision Center, Sterling Optical, LensCrafters and National Vision Association and mass merchandisers such as Wal-Mart, Sam's and Costco. In addition, Eyesite.com intends to compete with non-traditional optical retailers, such as retailers, mail order catalogs, direct marketers such as 1-800 Contacts, and with other online web-based optical retailers such as Shades.com and EyeCity.com. Eyesite.com management recognizes that there will be many more online competitors in the future, as barriers to entry are minimal, and new competitors can launch competing websites at a relatively low cost. These sites offer different services, many of which are currently offered by, or will be offered by Eyesite.com. Management has not located any eye care related web site that is as all-encompassing for both the consumer and the private practice eye care professional as is planned for Eyesite.com's web site. Regardless of the services offered, marketing the web site for brand recognition is critical to long-term success, and none have done that to date, and management is not aware of any competitors that exploit this to the fullest as is planned for Eyesite.com.

       In addition to competition, other challenges to the success of Eyesite.com exist. Maintaining a multi-functional and dynamic web site that operates as user-friendly and as smoothly as possible in all of its functional areas demands that the best technical talent be deployed to ensure minimal technical problems. Privacy issues relative to patient records are potential fears both from the consumer and the private practice eye care professional are currently being addressed. While internet use continues to grow, the branding of the Eyesite.com name, causing the public's regular usage of the site is no small task. Nevertheless, management believes that it is addressing this task to bring the proper resources to bear to succeed.

       The Eyesite.com management team believes that the principal competitive factors it will have in its online market are brand recognition, product selection, convenience, price, accessibility, customer service, quality of search tools, quality of site content and reliability and speed of fulfillment.

       In the laser vision correction niche of Eyesite's industry, there is intense competition. Individual companies compete with other entities, including hospitals, individual ophthalmologists, other laser centers and certain manufacturers of excimer laser equipment, in offering laser vision correction. Laser centers compete on the basis of quality of service, reputation and price. The Company competes in two principal markets: the market for laser vision correction and the consumer market for vision correction.
                             -10-

       Within the consumer market for laser vision correction, Eysesite faces competition from other service providers. As market acceptance for laser vision correction continues to increase, competition within this market will grow. The market for laser vision correction is divided into three major segments: corporate-owned centers, surgeon-owned centers, and institution-owned centers. In the United States for the fourth quarter of calendar 1998, the corporate-owned segment accounted for the largest percentage of total procedure value with a 42% market share according to The Market Scope, an industry source. The surgeon-owned centers, which refer to ophthalmologists who have a laser and perform laser vision correction procedures, accounted for 39% of total procedures performed. The remaining 19% of laser vision correction procedures were performed at institution-owned centers, such as hospitals or universities.

       Although competitors in certain regions may charge less for laser vision correction than Eyesite.com, the management team believes that the primary factors affecting competition in the laser vision correction market are quality of service, reputation, brand recognition and price, and that competitiveness is enhanced by a strong network of highly qualified doctors.

       In the laser vision correction arena, Eyesite.com competes in fragmented geographic markets. Eyesite.com's principal corporate competitors include: TLC, The Laser Centers, Laser Vision Centers, LCA-Vision, Clear Vision Laser Centers, Omega Health Systems and Icon Laser Centers. In each specific geographic market, Eyesite.com will also compete with local ophthalmologists and institutions.

       Current Status of Eyesite.com
       -----------------------------

       In March 2000, Eyesite.com launched its campaign in the Dallas/Ft. Worth, Texas market to license private practice eye care professionals and to commence performing the Lasik procedure. Currently, Eyesite.com is in discussions with a number of private practice eye care professionals, with one having signed on, who have expressed an interest in being part of the Eyesite.com network. At least eight have received the necessary applications. Without advertising, Eyesite.com is also receiving e-mail inquiries from professionals from as far away as Canada and Mexico who desire further information on how to participate. Eyesite.com has also entered into an agreement with an opthalmologist to perform the Lasik procedure, and has opened its first Eysite Laser Center in Dallas, Texas to perform laser vision correction on referral patients from optometrists. Eyesite.com has leased an Autonomous LADARVision Laser for the Eyesite Laser Center.

  e-Data
  ------

       e-Data is an internet database and e-commerce hosting company that offers its product services through its website, www.edataalliance.com. e-Data began operations in May, 1999. e-Data provides a wide range of hosting and enhanced Internet services that enable its customers to publish and manage their web sites and network-based applications more effectively than internally developed solutions. e-Data provides hosting for customers' web sites, software applications, and data on servers typically housed in their data center so that others on the Internet can access and interact with its customers' web sites and network-based applications. e-Data web hosting services provide a variety of hosting solutions to meet the needs of businesses of all sizes, as their web sites develop from low-end marketing brochures to more complex, interactive web sites and finally to applications integral to their businesses. e-Data's application hosting services provide its customers remote access to mission-critical software applications and data 24 hours a day, 7 days a week, 365 days a year.

       Market for Products or Services
       -------------------------------

       The growth in computer and the World Wide Web usage combined with enhanced functionality and accessibility have made the Internet an increasingly attractive medium for businesses to:

       O     disseminate information;
       O     engage in e-commerce;
       O     build customer relationships;
       O     streamline and automate data-intensive processes; and
       O     communicate more efficiently with dispersed employees.

       In the last several years, businesses have emerged with operating models that are exclusively dependent on the Internet, while traditional businesses of all sizes are working quickly to establish a web presence. Many of these businesses establish their initial online presence with a simple, static brochure for marketing purposes. As they become more familiar with the Internet as a communications platform, an increasing number of businesses are implementing more complex, mission-critical applications on the Web including sales, customer service, customer acquisition and retention, employee communications and e-commerce between suppliers and business partners.

       According to Forrester Research, Inc., U.S. firms are now spending approximately 25% of their overall IT budgets on outsourcing services. These services include packaged application software implementation and support, customer support and network development and maintenance. Reasons for the growth in outsourcing include:

       o the desire of companies to focus on their core businesses;
       o the increased costs that businesses experience in developing and maintaining their networks and software applications;
       o the fast pace of technological change that shortens time to obsolescence and increases capital expenditures as companies attempt to capitalize on leading-edge technologies;
       o the challenges faced by companies in hiring, motivating and retaining qualified application engineers and IT employees;
       o the desire of companies to reduce deployment time and risk.

       Many businesses, both small and large, lack the resources and expertise to cost-effectively develop and continually enhance their web sites with evolving technologies while maintaining a network infrastructure that remains operational in the event of a hardware or software failure as well as supports increased bandwidth capability as their business grows. Small- to medium-sized businesses typically lack the IT resources, capital and scale to design their own web sites and install, maintain and monitor their own web servers and Internet connectivity. Large businesses typically require state-of-the-art facilities and networks that are monitored and managed on a 24x7 basis by experts in Internet technology and that can be upgraded and scaled to meet the needs of mission-critical Internet applications that may be integral to their businesses. As a result, e-Data believes enterprises of all sizes are seeking outsourcing arrangements to help:

       o     build effective web sites;
       o     improve their site's reliability and performance;
       o provide continuous monitoring of their Internet operations; and
       o     reduce costs.

       Businesses increasingly face competitive demands to automate business processes. This problem has been exacerbated by a shortage of IT professionals. Until recently, implementation of Internet applications required development of in-house software applications or the customization of existing packages. This made each implementation unique and costly. It also made implementation time frames and costs unpredictable. The management team of e-Data believes that businesses of all sizes have a significant need to outsource the hosting of Internet and other software applications to improve core business processes, reduce costs and enhance their global competitive position.

       Products, Sales and Marketing
       -----------------------------

       The management team of e-Data believes that a significant market opportunity exists for a nationally-recognized hosting solutions provider with the scale and expertise to offer a wide range of value-priced services to businesses of all sizes. e-Data currently offers a full range of hosting services that enable businesses to deploy, use, expand and update their web sites and applications infrastructures more rapidly and cost-effectively than internally developed solutions. e-Data's current service offerings comprise four main areas: web hosting, software application hosting, consulting and web site design.

        e-Data services include the following product offerings:

       WEB HOSTING

       o Virtual Hosting. Its virtual hosting solution provides web site hosting on a server that is owned, managed and housed by e-Data for multiple customers. This is an economical solution for customers with simple or moderately accessed sites.
       o Dedicated Hosting. Dedicated hosting provides to a single customer hosting for their web site on a network server that is managed, housed and owned by e-Data. This type of service enables a customer to host complex web sites and applications without the need to incur significant infrastructure and overhead costs. This solution provides greater server and network resources for e-Data customers than virtual hosting and allows them to configure their hardware to optimize site performance. Companies with increasing levels of complexity, traffic or reliance on their web sites may prefer dedicated hosting.

       o Co-located Hosting. Its co-located hosting solution provides web hosting services on servers that are owned by e-Data customers but which are managed and housed by e-Data. In general, the co-located servers are housed separately from e-Data shared and dedicated servers in its data centers which they monitor on a 24x7 basis and to which they allow customers limited access.

       SOFTWARE APPLICATION HOSTING

       Its application hosting solution, through which e-Data manages software applications for its customers, is designed to support its customers' Internet, intranet and extranet projects through a variety of service and support options.

       e-Data offers a range of application outsourcing services which provide its customers with the ability to capitalize on the latest Internet-enabled technologies while outsourcing information technology operations such as deployment strategies and maintenance and upgrades of software to a third party.

       CONSULTING

       e-Data provides consulting services to its customers by helping them bridge the gap between their data and information and the Internet. e-Data Alliance provides a complete solution for companies with complex mission-critical web applications. In addition to providing hosting services, e-Data helps companies design and develop solutions to meet their business goals. e-Data also offers a complete spectrum of business support services:

       o Network architecture and design to assist a business customer's staff in the development of detailed network specifications and implementation tactics;

       o Application development and implementation that complements the customer's underlying network and helps it achieve its business goals, minimizing the high risk traditionally associated with custom development;

       o Strategic technology planning to ensure high performance, long-term network operations that support a customer's business objectives while accommodating the unique needs of its user base; and

       o Local area network (LAN), wide area network (WAN) and virtual private network design (VPN) plus implementation and support of highly complex, highly resilient LAN, WAN and VPN infrastructures.

       WEB DESIGN

       e-Data provides web site design services. To accomplish this, e-Data developed a new model for the web design industry. e-Data does not employ a staff of web site developers and graphic artists who are normally set in their ways and by definition are generalists. Instead, e-Data relies on the expertise of a national IT resources group to contract on a case-by-case basis with an expert in the type of design its client is requesting.

       If a client requests a site with numerous Java applets, e-Data contracts with a Java applet expert. If the client wants Flash technology, e-Data contracts with a Flash technology expert. Using this approach there is no wasted learning curve and e-Data's clients receive the most expertise for their money.

       e-Data's IT resources group's staff of industry professionals is focused on recruiting, screening, and qualifying the best web design experts. Using their virtual hiring staff, we select the experts necessary to create the customers's web site. The end result: e-Data's customers' web site is created by the right expert and in the most cost-effective manner.

       Competition
       -----------

       The market for web-hosting, data storage and web-design are all highly competitive. e-Data is relatively new in operating in these three areas and intends to expand its current customer base significantly in the coming months. As e-Data is a new venture, most of e-Data's competitors in these three areas have greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than e-Data does.

       Its current and prospective competitors generally may be divided into the following groups:

       o other Web hosting and Internet services companies such as AboveNet Communications, Inc., Exodus
             Communications, Inc., Frontier GlobalCenter, Globix
             Corporation and local and regional hosting providers;

       o national and regional Internet service providers such as Concentric Network Corporation, MindSpring Enterprises, Inc., UUNET Technologies, Inc., PSINet Inc. and Verio Inc.;
       o global telecommunications companies including AT&T Corp., British Telecommunications plc, Telecom Italia SpA and Nippon Telegraph and Telephone Corp.;
       o regional and local telecommunications companies, including the regional Bell operating companies such as Bell Atlantic Corporation and US West, Inc.;
       o companies that focus on application hosting such as USinternetworking, Inc. and IBM Global Services;
       o     multimedia hosting companies such as broadcast.com.

  General Information of the Company
  ----------------------------------

       The Company has no trademarks, patents or other licenses that are material to the conduct of its business. Eyesite.com is in the process of registering its logo and name.

       Neither the Company nor its subsidiaries have material research and development expenses.

       The costs to the Company and its subsidiaries of complying with environmental regulations are not material.

       The Company currently employs approximately nine (9) full-time employees at the corporate level. The aggregate total of employees amongst the Company and its subsidiaries is approximately 14. None of the Company's employees are members of collective bargaining units. The Company believes its relationships with its employees is good.

  Item 2.  Management's Discussion and Analysis

       This registration statement includes, without limitation, certain statements containing the words "believes," "anticipates," "estimates," "could," "plans to," and "predicts" and words of a similar nature, which constitute "forward-looking statements" meaning actual results could differ from projected or expected results. In particular, the statements herein regarding the Company's anticipated increased sales in the year 2000; the continuity of growth of the Company and its subsidiaries; the expected increase in wages and professional fees in the year 2000 and the percentage of increase thereof; the anticipated expansion of the Company's operations in the year 2000; the anticipated execution of a formal long term lease agreement for office space;

  the increase or reduction of goodwill; the anticipated increase in advertising expenses in the year 2000; the Company continuing to make loans to other businesses as a way to pursue business opportunities; the increase of interest expense in the year 2000; the growth of interest income in the year 2000; the possibility of extraordinary income in the year 2000; the anticipation that a significant portion of the loans made to other companies will be repaid in the year 2000; the anticipation that the Company will be able to secure additional long term debt financing or equity financing in 2000; the belief that the Company has the financial resources and commitments needed to meet business requirements in the foreseeable future; the anticipated significant growth of its operations in 2000; the assertion that such growth will in turn cause certain financial and operational areas of the Company to change; the expected increase in the number of employees of the Company; the assertion that such expansion of employees will also significantly increase the funds utilized to provide sufficient advertising & marketing, office space and equipment for the increased staff and growth of the Company; and the anticipation of the increase in expenditures for legal and accounting services to meet the Company's various compliance standards are all forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations.

  Restatement of 1999 and 1998 Amounts
  ------------------------------------

       The Company has restated the consolidated balance sheet to reflect purchase accounting for the acquisitions of Framing Systems, Inc. and Executive Assistance, Inc. For 1999, this change resulted in an increase of assets in the amount of $97,891 which represents goodwill of $100,669 less amortization for 1999 in the amount of $2,778. Stockholders' equity also changed by this amount. Consolidated liabilities were not effected by this restatement.

       For 1998, consolidated assets were increased by $32,573 representing the restoration of goodwill associated with the acquisition of Unique Products, Inc. Consolidated stockholders' equity was increased by $31,058 and consolidated liabilities was increased by $1,515.

       The consolidated statements of income were also restated to remove the effects of pooling and replace it with purchase accounting. For 1999, the effect on income from operations was a reduction in sales of $4,758, and a reduction of general and administrative expenses in the amount of $6,186, thereby decreasing the net loss from operations by $1,428. Net loss was increased by $31,350 which represents the loss on disposition of Unique Products, Inc. Loss per share increased from 56 cents to 66 cents due to the modifications just described and because of the revised weighted average common shares outstanding during 1999.

       For 1998, there was no change in consolidated revenues. Consolidated general and administrative expenses were reduced by $13,763 reflecting the reduction of costs by not using the pooling method of accounting. Loss from operations was decreased by this same amount. Loss per share was decreased from 8 cents to 5 cents due to the modification just described and because of the revised weighted average number of common shares outstanding during 1998.


  Results of Operations
  ---------------------

       The Company posted revenues of $5,164 for the year ended 1999 up from $0 in 1998. This increase was due to the acquisition and development of its subsidiaries (Framing Systems and Executive Assistance). The Company anticipates increased revenues in 2000 as the operations of its subsidiaries continue to grow. The income from our equity investment in e-Data for 1999 was immaterial.

       The Company's total general & administrative expenses increased by approximately 4,197%, from $17,889 in 1998 to $750,765 in 1999. This dramatic increase in operating expenses was attributable to the Company's pursuit of business activity and acquisition candidates. Personnel costs and professional fees grew from $0 in 1998 to $416,756 in 1999, as the Company increased staff to handle the marketing, administrative, management, legal, accounting and technological demands of its increased business activity. The Company anticipates personnel costs and professional fees to continue to grow into 2000, but they should not increase by as large of a percentage based on 1999's total. Additionally, the Company's operating costs increased from $17,889 in 1998 to $320,522 in 1999, an increase of 1,792%. This increase was caused by the Company obtaining lease space on a month to month basis and incurring marketing, administrative and other costs related with doing business. With the anticipated expansion of the Company's operations into 2000, management anticipates operating costs to increase into 2000 as we expect to enter into a formal long-term lease arrangement and significantly increase the Company's advertising budget in 2000. This is due to the Company's need to promote the products and services of its subsidiaries and other equity investments.

       Other Income/(Expense) went from ($12,500) in 1998 to $7,663 in 1999. The change was caused by a $21,697 increase in interest earned by the Company on loans it has made to other Companies, and a $12,745 profit that was attributable to a non-recurring item. The change was also attributable to the Company's interest expense increasing from $12,500 in 1998 to $26,779 in 1999, an increase of 114%. The Company will continue to make loans to other companies as a way to pursue business opportunities. The increase in interest expense was caused by the Company incurring additional debt to finance operations and acquisitions. The Company anticipates that interest expense will continue to increase into 2000 as the Company continues to expand and grow its operations. Therefore, it is anticipated that interest income for the Company will continue to grow into 2000. It is possible that the Company will have other extraordinary income in 2000, but at this time management cannot predict the source of any potential extraordinary income.

  Financial Condition
  -------------------

       In 1999, the Company financed its operations through debt and sales of common stock. In March and April of 1999, the Company raised $67,355 through the sale of common stock. At year end, cash and cash equivalents were $390,071 as compared to $0 at December 31, 1998. The ratio of current assets to current liabilities was .70 to 1 at December 31, 1999.

       Operating activities used $616,274 of cash in 1999, whereas operating activities used $1,884 of cash in 1998. This change in cash used by operations amounted to $614,390. This was caused by the expansion of the Company's business activity. The majority of the cash utilized by operations in 1999 was attributable to general & administrative costs.

       Investing activities consumed $1,875,626 during 1999, compared to $0 in 1998. Capital expenditures rose in 1999 from $0 in 1998 to $76,582 in 1999. These capital expenditures were investments in property and equipment for the expansion of the Company and to accommodate possible future growth. Additionally in 1999, the Company made short-term loans bearing 8% to 10% interest to various companies totaling $1,584,044 which is an increase over 1998's total of $0. The Company anticipates that a significant portion of these loans will be repaid in 2000, thus providing a source of working capital for the Company. Additionally, the Company made a $200,000 equity investment in e-Data and expended $15,000 on payments for intangibles. Both of these represent increases from $0 in 1998.

       Financing activity provided the Company with $2,881,971 as of December 31, 1999 as compared to $0 in 1998. During 1999, the Company received $3,392,949 of financing. There were three sources of this financing. Digital Information & Virtual Access, Inc. loaned to the Company a total of $1,342,949 in the form of an unsecured note at 6% interest that is due upon demand. Net.Return, Inc. provided $2,000,000 in the form of an unsecured note at 10% payable by December 31, 2000. Dr. Gary Edwards provided $50,000 of financing to facilitate the purchase of a web-site at 0% interest payable in six equal monthly installments of $8,333.33, beginning in January 2000. This financing provided, in part, the funding for operations and investment activities. Management of the Company does not anticipate needing additional loans during the year 2000. Rather, management believes that collections on advances, fees earned through incubation services, interest income and reimbursement of expenses will be sufficient for the Company's working capital needs for the whole of the year 2000. Management anticipates collecting on approximately $200,000 to $500,000 of outstanding notes receivable in the third or fourth quarters of this year. Management foresees that its options for repaying $3,082,736 in notes payable are open. The Company could approach each lender to negotiate the renewal and extension of the debt or discuss the exploration of converting such debt into equity in the Company; could locate other private financing to replace the current financing; or could make an equity placement of securities to raise funds to repay these outstanding notes. Any one or more of these options may be used, as the Company is not committed to any single course of action at this time.

       The Company believes that it has the financial resources and commitments needed to meet business requirements in the foreseeable future, including capital expenditures and working capital requirements. The Company anticipates significant growth of its operations in 2000. This growth will in turn cause certain financial and operational areas of the Company to change. The most significant change in operations will be the number of employees working for the Company. The Company currently has 9 full-time employees and out-sources most projects. In an effort to bring these projects "in-house" and based on the expansion, the Company anticipates having 35-50 full or part time employees by the end of 2000. This expansion will also significantly increase the funds utilized to provide sufficient advertising & marketing, office space and equipment for the increased staff and growth of the Company. Additionally, the Company will be required to increase its expenditures for legal and accounting services to meet its various compliance standards.

  Year 2000 Compliance
  --------------------

       Prior to January 1, 2000, it was widely believed that many computer systems used today would not be able to interpret data correctly after December 31, 1999, because such systems allow only two digits to indicate the year in a date. The Company and its subsidiaries have been engaged, both before December 31, 1999 and after January 1, 2000, in assessing this Year 2000 ("Y2K") issue as it relates to their businesses, including their electronic interactions with banks, vendors, customers and others. Even though the acute problems many anticipated relating to the Y2K challenge did not materialize in any significant way during the first month of 2000, this project, along with developing and implementing solutions to the Y2K issue, if any were to occur, is continuing. Management currently anticipates that the project will be substantially completed by March 1, 2000, and will not have a material impact on the Company's consolidated financial results or position.

       The Company's consolidated financial results could also be adversely affected if one or more of the companies in which it has material investments or will have material investments are materially adversely affected by the Y2K issue.

       Eyesite.com and Executive Assistance rely primarily on personal computers and popular contemporary business and operating system software that management believes are year 2000 compliant.

       E-Data is highly dependent on electronic data processing, Internet and server technology and information systems in its operations. E-Data management believes that its hardware and operating system software are year 2000 compliant. E-Data has identified the third parties material to its operations. Management of E-Data is continuing to monitor and, in the case of certain material third parties, has been able to test its interface to the external systems of its third-party business associates and believes that they are year 2000 compliant. Management of E-Data believes that its electronic data processing and information systems will be year 2000 compliant. However, should any material system fail to correctly process information due to the recent century change, operations could be interrupted and this could have a material adverse effect on E-Data's results of operations.

  ITEM 3.  DESCRIPTION OF PROPERTY

       The Company rents from The Strateia Group, Inc., a related-party shareholder, on a month-to-month basis approximately 4,705 square feet of office space located at 2925 LBJ Freeway, Suite 188, Dallas, Texas 75234, for a monthly rental of $6,496 per month. This office space is utilized for the Company's corporate offices and is in good condition and adequate for the Company's current needs. There is currently unused space available in the suite for the addition of a few more employees. However, as the Company's corporate staff grows, the Company may relocate it offices to a space that better utilizes is square footage. At this time, the Company is not a party to any lease or other written agreement for the utilization of its office space.

       Eyesite.com leases from a non-affiliated party 3,342 square feet of office space located at 7515 Greenville Avenue, Suite 220, Dallas, Texas 75231, on a 36 month lease at approximately $4,874 per month for the first 12 months and approximately $5,292 per month for the remainder of the lease. This office space is used for Eyesite.com's first laser vision correction center.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

       The following table sets forth certain information as of the date of filing this registration statement (unless otherwise noted), with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

  Title of    Name and Address       Amount & Nature     Percent of
  Class       of Beneficial Owner    of Beneficial Owner  Class
  ---------------------------------------------------------------

  Common      Robert W. Moehler        158,800<F1>        9.7%
              2925 LBJ Freeway
              Suite 188
              Dallas, Texas 75234

  Common      David H. Young           53,780<F2>          3.3%
              2925 LBJ Freeway
              Suite 188
              Dallas, Texas 75234

  Common      Daniel H. Weaver          230,327<F3>       14.0%
              2925 LBJ Freeway
              Suite 283
              Dallas, Texas 75234

  Common      David H. Carl             128,710<F4>        7.8%
              2925 LBJ Freeway
              Suite 188
              Dallas, Texas 75234

  Common      Emmerson Finance, Ltd.    225,000<F5>       13.7%
              c/o Belestra AG
              Beethovenstr, Switzerland

  Common      The Strateia Group, Inc.  108,000<F6>         6.6%
              2925 LBJ Freeway
              Suite 188
              Dallas, Texas 75234
  ----------------------------------------------------------------
  Officers and directors
  as a group (4 persons)                 571,617            34.8%
  ================================================================
  ---------------------

  <F1> As of July 31, 2000, Mr. Moehler has current ownership of
  137,975 shares, which total includes 60,000 shares held in the name of MFC Group, Inc., a corporation which is controlled by Mr. Moehler. Mr. Moehler has options to purchase 250,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting, seven months of which have been exercised. The above figure includes 20,825 shares, which represents Mr. Moehler's right to exercise the options which have vested (or will vest within the next 60 days).
  <F2> As of July 31, 2000, Mr. Young has current ownership
  of 24,625 shares. Mr. Young has options to purchase 250,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting, five months of which have been exercised. The above figure includes 29,155 shares, which represents Mr. Young's right to exercise the options which have vested (or will vest within the next 60 days).

  <F3> As of July 31, 2000, Mr. Weaver has current ownership of
  215,767 shares, which total includes 24,400 shares held in an IRA. Mr. Weaver has options to purchase 125,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the dates of vesting, five months of which have been exercised. The above figure includes 14,560 shares, which represents Mr. Weaver's right to exercise the options which have vested (or will vest within the next 60 days).
  <F4>As of July 31, 2000, Mr. Carl has current ownership
  of 103,750 shares. Mr. Carl has options to purchase 125,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting, none of which have been exercised. The above figure includes 24,960 shares, which represents Mr. Carl's right to exercise the options which have vested (or will vest within the next 60 days).
  <F5>The natural person or persons who beneficially own Emmerson
  Finance Ltd. is unknown to management of the Company. Management's "contact person" for Emmerson Finance is Marvin Sirota, an individual residing in the state of New York. However, none of the Company's officers, directors, subsidiaries or affiliates have an interest or ownership in Emmerson Finance Ltd.
  <F6>The Strateia Group, Inc., a Nevada corporation, is controlled by Joe H. Glover. Although Rhino shares office space with The Strateia Group, Inc., none of its officers and directors exercise any amount of control over The Strateia Group, Inc.

  CHANGES IN CONTROL

       The Company has no arrangements which might result in a change in control of the Company.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
  PERSONS

       The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

  Name                       Age     Positions
  ---------------------------------------------------------------

  Robert W. Moehler          35      Director and President
  David H. Young             51      Director, Chief Operating
                                     Officer and Secretary
  Daniel H. Weaver           49      Director, Executive Vice
                                     President of Finance and
                                     Treasurer

  David H. Carl              51      Director

       Robert W. Moehler, age 35, is President and Director of the Company. Mr. Moehler has been a director of the Company since October, 1999. In December of 1999, he was re-elected as a director for a one year term. He is also a director of the Company's 90%-owned subsidiary, Eyesite.com, Inc., a Delaware corporation. Mr. Moehler has significant experience with start-up companies and industry consolidations. Mr. Moehler received an M.B.A. degree in Management in 1996 from Amber University in Dallas, Texas. He also received a B.B.A. degree in Finance in 1992 and a B.S. degree in Business Control Systems in 1987 from the University of North Texas in Denton, Texas. From 1987-1989 he served as a Staff Auditor for Western Union Telegraph Company, Inc. From 1989-1992 he served in various capacities with The Thompson Group, Inc. and Dedicated Care Holdings, Inc.,a group of companies located in Dallas, Texas that were involved in providing long-term health care services, as well as numerous other medical-related services including therapy, lab and pharmacy. During his employment with these companies, he served as senior accountant from 1989-1990, controller from 1990-1991 and Treasurer from 1991-1992. Since 1992, Mr. Moehler has been self-employed, providing business consulting services as well as buying, selling and marketing sports memorabilia. Since November 1995, Mr. Moehler has served in varying capacities with MFC Group, Inc., a Nevada organized company that provides business consulting services. From January 1994 to January 1997, Mr. Moehler served as Secretary and Treasurer of The Strateia Group, Inc., a business consulting firm located in Dallas that specializes in providing services to entrepreneurial businesses and start-ups. Since January 1997, Mr. Moehler has served as President of Memorabilia & Antiquities, Inc., a development stage company that sells and markets sports memorabilia, historical documents and ancient antiquities. From December 1997 to December 1998, Mr. Moehler was President of Enviro-Clean of America, Inc. (OTCBB: EVCL) and oversaw the financing efforts, acquisition plan and its obtaining public status. From December 1998 until his resignation in May, 1999, Mr. Moehler continued to serve as Secretary/Treasurer and a member of the Board of Directors of EVCL. Since January 1999, Mr. Moehler has served as President, Secretary, Treasurer and a director of Framing Systems, Inc., a majority owned subsidiary of the Company. He was named president of Rhino Enterprises Group, Inc. in October of 1999.

       David H. Young, age 51, is the Chief Operating Officer, Secretary and a Director of the Company. He has been a director of the Company since October of 1999. In December of 1999, Mr. Young was re-elected to the board for a one year term. He was elected to the Board of Directors of Eyesite.com on May 30, 2000. Further, he serves in the capacity of Secretary and Treasurer of Eyesite.com. Mr. Young joined The Strateia Group, Inc. in August of 1998 as an industry specialist after retiring from the United States Marine Corps as a full colonel. During his tenure at The Strateia Group, Col. Young obtained training and experience in the public market, specifically in small public companies. His most recent effort with Enviro-Clean of America, Inc. (OTCBB:
  EVCL), assisted that corporation from the development stage to a company producing $5 million in gross revenues. While on active duty, Col. Young had numerous command positions, including the 31st Marine Expeditionary Unit and the 3rd Battalion, 6th Marines. Col. Young played a significant role as Officer in Charge of the Mobile Training Team Gold in Colombia, South America in creating counter drug units. Col. Young is a 1973 graduate of the United States Naval Academy and has an MA from the Naval War College and is a candidate for an MBA from Regis University.

       Daniel H. Weaver, CPA, age 49, is the Executive Vice President of Finance, Treasurer and a Director of the Company. He has been a director of the Company since February of 1999. In December of 1999, Mr. Weaver was re-elected to the board for a one year term. He received a Bachelor of Science from the United States Naval Academy in 1972 and a Master of Business Administration from George Washington University in 1978. After service in the U.S. Navy, Mr. Weaver worked for the U.S. House of Representatives in a staff position. He subsequently worked for the international accounting firm of Coopers & Lybrand and then served as the Treasurer and Chief Accounting Officer of a savings and loan association. From 1984 to 1997, he was an officer and shareholder in the accounting firm of Solana Kaufman & Weaver. He formed his own accounting firm, D.H. Weaver & Associates, in 1998. Mr. Weaver is also an officer of Digital Information & Virtual Access, Inc. (DIVA), a Nevada corporation whose common stock trades on the OTC Bulletin Board under the symbol DIVA. He currently serves as a Director for Energy System Solutions, Inc.
  (ESUL), a public company traded on the OTC Bulletin Board.

       David H. Carl, age 51, is a Director of Rhino Enterprises Group, Inc. He was a director of the Company from March of 1995 to April of 1997 and has currently been a director of the Company since February of 1999. In December of 1999, Mr. Carl was re-elected to the board for a one year term. From February of 1999 to October of 1999, he served as President of the Company.

  He is a Director of the Company's 90%-owned subsidiary, Eyesite.com, Inc., a Delaware corporation. Mr. Carl received a Bachelor of Science degree from the United States Naval Academy in 1972 and a Bachelor of Business degree from the University of Maryland in 1982. From 1972 to 1983, Mr. Carl was a Captain in the United States Marine Corps. After serving as general manager for several retail bookstores in Dallas, Texas from 1983 to 1985, Mr. Carl formed a financial partnership that began a consolidation of small retail bookstores, for which he served as the managing partner from 1986 to 1988. Subsequently, from 1989 to 1992, Mr. Carl was the operational partner for a real estate investment firm, Fidelity Group. From 1992 to present, Mr. Carl has owned The Bayside Group, Inc., a firm that consults with start-up and small businesses on operational matters. During this time, from 1993 to 1997, Mr. Carl started and provided operational oversight to a residential mortgage brokerage company, Community Home Mortgage, Inc. with locations in the Dallas/Ft. Worth area. Mr. Carl has been involved with several entrepreneurial, start-up companies for the last several years. He currently serves as a Director of Energy System Solutions, Inc, a public company traded on the OTC Bulletin Board
  (ESUL).  Mr. Carl is also Executive Director of the Brownlee-Carl
  Foundation.

  ITEM 6.  EXECUTIVE COMPENSATION

       The following table sets forth the compensation received by the Company's Presidents for the last three fiscal years. None of the other officers' compensation packages exceeded $100,000 per year.

                   SUMMARY COMPENSATION TABLE <F1>

                                                                      Long
  Term Compensation
                                       Annual Compensation                    Awards
                               ---------------------------------    ----------------------------
                                                                                Securities
  Name and                                             Other        Restricted  Underlying
  Principal                                            Annual       Stock       Options/
  Position           Year       Salary      Bonus      Comp.        Awards      SARs
  ----------------------------------------------------------------------------------------------
  Robert Moehler     1999<F2>   $15,152     $15,000    $2,200<F3>   -0-         250,000<F4>
  President

  David Carl         1999<F5>   -0-         $10,000    $4,000       $2,000      125,000<F6>
  President

  Gary Boone         1999<F7>   -0-          -0-       -0-          $1,000      -0-
  President          1998       -0-          -0-       -0-
                     1997       $20,000      -0-       -0-


  <F1> All columns which are inapplicable have been removed. All figures have been rounded to the nearest whole amount.
  <F2> Mr. Moehler became president of the Company on October 26,
  1999.
  <F3> Mr. Moehler was paid $2,200 in total consulting fees during the month of April, 1999.
  <F4> Mr. Moehler has options to purchase 250,000 shares of the
  Company's common stock at $.25 per share, which vest monthly
  (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting, five months of which have been exercised. Mr. Moehler will have the right to exercise
  145,775 of the options within three years from the date of issuance.
  <F5> Mr. Carl was president of the Company from February 15, 1999 until October 26, 1999, when Mr. Moehler was appointed as president.
  <F6>Mr. Carl has options to purchase 125,000 shares
  of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting, none of which have been exercised. Mr. Carl will have the right to exercise 72,800 of the options within three years from the date of issuance.
  <F7> Gary Boone was president of the Company from October 15,
  1996 until February 15, 1999, when Mr. Carl was appointed as president.


  OPTIONS/SAR GRANTS

                      Option/SAR Grants in Last Fiscal Year

                                 Individual Grants
  -----------------------------------------------------------------------------
            Number of        % of Total
            Securities       Options/SARs
            Underlying       Granted to
            Options/SARs     Employees in   Exercise or Base     Expiration
  Name      Granted          Fiscal Year    Price                Date
  -----------------------------------------------------------------------------

  Moehler   250,000          33%            $.25                 Five Years<F1>
  Carl      125,000          17%            $.25                 Five Years<F2>
  Boone     -0-              n/a            n/a                  n/a

  <F1>Mr. Moehler has options to purchase 250,000 shares of the
  Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting.
  <F2>Mr. Carl has options to purchase 125,000 shares
  of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting.

  AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
  OPTION/SAR VALUE TABLE

                 Aggregated Option/SAR Exercises
           in Last Fiscal Year and FY-End Option/SAR Value

                                                       Number of
                                                       Securities        Value of
                                                       Underlying        Unexercised
                                                       Unexercised       In-the-Money
                                                       Options/SARs at   Options/SARs at
                                                       FY-End (#)        FY-End ($)
           Shares Acquired                             Exercisable/      Exercisable/
  Name     on Exercise (#)   Value Realized ($)        Unexercisable     Unexercisable
  ---------------------------------------------------------------------------------------------
  Moehler      -0-             -0-                     8,330/241,670     $34,361.25/$996,888.75

  Carl         -0-             -0-                     4,160/120,840     $17,160/$498,465

  Boone        -0-             -0-                     -0-               -0-


  LONG TERM INCENTIVE PLANS

       There are no long term incentive plans in effect and, therefore, no awards have been given to any executive officer in the past year.

  COMPENSATION OF DIRECTORS

       The Company has issued to Mr. Carl, a director of the Company, options to purchase 125,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting. Although Mr. Carl held the position of President/CEO of the Company for a short period of time during the fiscal year end 1999, these options were granted to Mr. Carl for his role as a director of the Company.

       Other than the options granted to Mr. Carl, as stated above, no other director of the Company has received any compensation for the sole purpose of serving as a director. The Company does not, at this time, plan to pay compensation to other or future members of the Company's Board of Directors for the performance of their duties as directors, other than reimbursement of expenses incurred to attend board meetings. The Company has not established committees of the Board of Directors.

  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

       On October 27, 1999, the Company executed an employment agreement with its President, Robert W. Moehler, for a three year term. The terms of the employment contract provide, among other things, that Mr. Moehler shall serve in the position of President, shall be entitled to minimum annual compensation of $84,000, shall receive benefits and life insurance as set forth in the agreement and shall receive options to purchase 250,000 shares of common stock at $.25 per share (vesting monthly). Further, in the event of a "change of control" of the Company, as defined in the employment agreement, the Company shall pay to Mr. Moehler an amount equal to the monthly portion of his minimum annual compensation multiplied by 36, which shall be paid to Mr. Moehler in one lump sum no later than 60 days after Mr. Moehler's termination of employment. The employment agreement with Mr. Moehler was filed as Exhibit 10.0 to registration statement on Form 10-SB.

  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       In October of 1999, the Company entered into an employment agreement with Robert W. Moehler, President of the Company. Pursuant to the employment agreement, which is for a term of three years, Mr. Moehler will receive minimum annual compensation of $84,000 along with other benefits as set forth in the agreement. In addition, Mr. Moehler was granted options to purchase 250,000 shares of the Company's common stock at an exercise price of $.25 per share, which vest monthly over five years and expire five years from the dates of vesting.

       In October of 1999, the Company entered into an employment agreement with David H. Young, Chief Operating Officer of the Company. Pursuant to the employment agreement, which is for a term of three years, Mr. Young will receive minimum annual compensation of $75,000 along with other benefits as set forth in the agreement. In addition, Mr. Young was granted options to purchase 250,000 shares of the Company's common stock at an exercise price of $.25 per share, which vest monthly over five years and expire five years from the dates of vesting.

       In October of 1999, the Company issued to Daniel H. Weaver, an officer and a director, and to David H. Carl, a director, options to purchase 125,000 shares each of the Company's common stock, at an exercise price of $.25 per share, which vest monthly over five years and expire five years from the dates of vesting.

       In March of 1999, the Company issued to Daniel H. Weaver, a director only at the time, and David H. Carl, a director, 2,000,000 shares of common stock each, which were valued at the par value of $.001 per share. These shares were subsequently reverse split into 100,000 shares each. At the same time, the Company issued to Gary Boone, an officer and director at the time, 1,000,000 shares of common stock, which were valued at the par value of $.001 per share. These shares were subsequently reverse split into 50,000 shares. This stock compensation was awarded to these three individuals for their services rendered to the Company prior to its name change to Rhino Enterprises Group, Inc. and was not for compensation solely for serving as a director.

       The Company loaned approximately $350,000 to Memorabilia & Antiquities, Inc., a Nevada corporation which is partially owned and controlled by Robert Moehler, President of the Company. This loan was made upon the same terms as the loans made to other corporations and has since been repaid in full, together with stated interest.

       Robert Moehler, President of the Company, indirectly held 75% of the outstanding shares of Executive Assistance, Inc., a Nevada corporation, prior to Executive Assistance being acquired by the Company. Mr. Moehler abstained from the vote by the board of directors of the Company to approve this stock for stock transaction, in which he indirectly received 60,000 shares of the Company.

      On November 3, 1999, the Company issued to Daniel H. Weaver, an officer and director of the Company, 69,817 shares for accounting services rendered to the Company by his accounting practice, which services were valued at $28,625 or $.41 per share. Although Mr. Weaver was an officer and director at the time the shares were issued, he was only a director at the time the services were incurred by his accounting practice. Such services were not compensated in other form by the Company at the time they were rendered. Rather, D.H. Weaver & Associates, the name under which he practiced, invoiced the Company for the accounting services rendered.

       The Company leases, on a month-to-month basis, its office space and some equipment from The Strateia Group, Inc., a 6.2% shareholder of the Company. The Strateia Group, Inc. owes approximately $118,000 to the Company. The Strateia Group, Inc. is controlled by Joe H. Glover.

       On December 3, 1999, the Company paid to Daniel H. Weaver, an officer and director of the Company, $4,200 for the purchase of a 1990 Buick Electra Park Avenue. The Company utilized the web-site of Edmunds.com to get a fair market value, resale price based upon the year, mileage and general condition of the vehicle.

       On November 25, 1999, the Company paid to Memorabilia & Antiquities, Inc., a Nevada corporation partially owned and controlled by Robert W. Moehler, $8,050 for the purchase of a 1994 Chevrolet Blazer. The Company utilized the web-site of Edmunds.com to get a fair market value, resale price based upon the year, mileage and general condition of the vehicle.

       On November 22, 1999, the Company paid to Memorabilia & Antiquities, Inc., a Nevada corporation partially owned and controlled by Robert W. Moehler, $20,650 for the purchase of a 1996 Chevrolet Tahoe. The Company utilized the web-site of Edmunds.com to get a fair market value, resale price based upon the year, mileage and general condition of the vehicle.

       On November 29, 1999, the Company loaned $5,000 to Daniel
  H. Weaver at 6% interest per annum, which shall be repaid to the Company upon demand by the Company.

       On May 13, 1999, the Board of Directors of Rhino approved a stock-for-stock purchase agreement between Rhino and the shareholders of Framing, which took place between the dates of May 17, 1999 to December 2, 1999. At the time the Company entered into this transaction, it had a pre-existing relationship with Framing by virtue of the fact that Framing's previous president, David H. Carl, was the president of Rhino and both companies share office space.

       In February of 2000, the Company entered into share lockup agreements with its four officers and directors. Pursuant to the agreements, the officers and directors are prevented from selling or otherwise divesting themselves of any shares beneficially owned by them for a period of 12 months.

       Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

        The Company has no promoters other than its executive officers and directors. There have been no transactions which have benefitted or will benefit its executive officers and directors either directly or indirectly.

  ITEM 8.  DESCRIPTION OF SECURITIES

       The Company is presently authorized to issue up to 20,000,000 shares of common stock, $.001 par value per share, and up to 5,000,000 shares of preferred stock, $.001 par value per share. No shareholder of the Company has a preemptive right to acquire the Company's unissued shares. There are no provisions, other than the articles of incorporation and by-laws of the Company and the Nevada Revised Statutes, that govern the voting of the Company's shares. The Company has not to date paid any dividends on its common stock or preferred stock. There are no provisions, other than as may be set forth in the Nevada Revised Statutes, that prohibit or limit the payment of dividends. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

                               PART II

  ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  MARKET INFORMATION

       The Company is voluntarily filing this Registration Statement on Form 10-SB to maintain the eligibility requirements for its listing on the OTC Bulletin Board, which requires all listed companies to be registered with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to be current in its required filings once so registered. Further, these eligibility requirements mandate that the Company obtains a "no further comment" position from the SEC with regard to this Registration Statement on Form 10-SB, prior to the Company's May 3, 2000 phase-in date. If the Company should fail, for any reason, to reach this position with the SEC, the Company's common stock will be removed from eligibility to trade on the OTC Bulletin Board, or delisted. Should this occur, the Company's common stock could only be able to trade via the Pink Sheets, if the Company is able to locate a market maker willing to make a market in its stock, until such time as it has been re-approved for trading on the OTC Bulletin Board or other exchange.

       The Company's common stock was originally approved for trading on the OTC Bulletin Board under the symbol "UNQF." When the Company's name changed to Rhino Enterprises Group, Inc. on April 30, 1999, its symbol changed to "RHNO," under which it currently trades. The range of high and low bid information for the Company's common stock for each quarter that it has traded within the last two fiscal years is set forth below.

       Quarter              High/Ask            Low/Bid
       --------------------------------------------------

       4th Quarter 1999     $5.50             $0.25
       3rd Quarter 1999     no trades         no trades
       2nd Quarter 1999     $0.50             $0.125
       1st Quarter 1999     no trades         no trades
       4th Quarter 1998     no trades         no trades
       3rd Quarter 1998     no trades         no trades
       2nd Quarter 1998     no trades         no trades
       1st Quarter 1998     no trades         no trades

       The above historical trading information was received from Prophet Financial Systems via American Online's historical quote function. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

       There are currently unexercised options outstanding that allow the optionholders to purchase up to an aggregate of 779,620 shares of the Company's common stock at varying exercise prices, vesting dates and expiration dates. Please see
  Part II, Item 4, Recent Sales of Unregistered Securities, for a more detailed description of these options.

       The Company has not agreed to register any shares of its common stock for any shareholder. There are presently
  987,795 shares of common stock which are restricted and which may, subject to eligibility, be sold in reliance upon Rule 144 of the Securities Act of 1933, as amended.

  STOCKHOLDERS

       There are approximately 288 shareholders of record for the Company's common stock.

  DIVIDENDS

       To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

  ITEM 2.  LEGAL PROCEEDINGS

       The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors or beneficial owners of five percent (5%) or more of the Company's outstanding securities is a party adverse to the Company, nor do any of the foregoing individuals have a material interest adverse to the Company.

  ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
  ACCOUNTING AND FINANCIAL DISCLOSURE

       The Company used the same accountant for auditing of the Company's financial statements for the last two fiscal years and has not had any disagreements with said accountant.

  ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

       On December 31, 1997, the Company issued an aggregate of 60,000 shares of common stock to one individual and his company based upon a conversion of an aggregate of $15,000 in convertible debentures of the Company's subsidiary at that time and $15,000 in loans to the Company. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

       On March 26, 1999, the Company issued to three of its officers and directors an aggregate of 5,000,000 shares of common stock, valued at the par value of $.001 per share, for services rendered to the corporation. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such stock was issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

       From March 26, 1999 to April 7, 1999, the Company sold an aggregate of 13,719,817 shares of its common stock to a total of 33 investors at a sales price of $.005 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. In accordance with the terms of Rule 504 at the time of this offering, the Company was neither a reporting company, investment company nor a blank check company; the Company did not advertise for or generally solicit investors; and the Company did not raise more than $1,000,000. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

       In April of 1999, the Company issued an aggregate of 123,900 shares of common stock to an aggregate of seven individuals for conversion of an aggregate of $92,500 of convertible debentures in the Company's subsidiary at that time. The conversion rate was set forth in the convertible debenture. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

       The Company acquired 65% of the outstanding common stock of Framing Systems, Inc., a Nevada corporation, by issuing to the shareholders of Framing Systems one share of the Company's restricted common stock for each twenty-five shares of common stock of Framing Systems. Between the dates of May 17, 1999 and December 2, 1999, 41 shareholders of Framing Systems exchanged an aggregate of 6,584,000 shares of Framing Systems' common stock for 263,360 shares of the Company's common stock. Three additional shareholders executed the stock for stock exchange agreement but have not been able to produce an original certificate or proper documentation evidencing a lost stock certificate to facilitate the exchange of their Framing Systems shares into the Company's common stock. These three shareholders hold an aggregate of 310,000 shares of Framing which will be exchanged into 12,400 shares of the Company's common stock. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(G) of the Texas Securities Act, as such stock was only issued pursuant to and in connection with a merger, consolidation or sale of corporate stock or assets from the Company to another corporation or the securities holders of such target corporation.

       On August 20, 1999, the Company approved the issuance of 1,000 shares of common stock of the Company, valued at $0.1875 per share to an employee of the Company as a bonus for administrative services rendered to the Company. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such stock was issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

       On August 20, 1999, three individuals who had made loans to the Company, converted their loans to an aggregate of 10,250 shares of common stock of the Company. The conversion price of $.50 per share (pre 1 for 20 reverse stock split) was set forth in the original loan documents executed by each individual. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

       On October 27, 1999, the Company issued options to purchase an aggregate of 950,000 shares of common stock to officers, directors and other employees of the Company. On an aggregate basis, these options vest in 59 equal monthly increments of 15,820 shares on the first day of each month beginning in November of 1999 and ending with September of 2004 and one final monthly increment of 16,620 shares on the first day of October of 2004. These options expire five years from the dates of vesting and the exercise price is $.25 per share. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such options were issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

       Between November 1, 1999 and November 19, 1999, four individuals who had made loans or held debentures with the Company, converted these instruments into an aggregate of 8,000 shares of common stock of the Company. The conversion price of $.50 per share (pre 1 for 20 reverse stock split) was set forth in the original loan documents executed by each individual. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

       On November 3, 1999, the Company approved the issuance to one of its officers/directors, 69,817 shares for accounting services rendered to the Company by this individual's accounting practice, which services were valued at $28,625 or $.41 per share. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such stock was issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

       The Company acquired 100% of the outstanding common stock of Executive Assistance, Inc., a Nevada corporation, by issuing to the shareholders of Executive Assistance, one share of the Company's restricted common stock for each fifty shares of common stock of Executive Assistance. On November 17, 1999, 3 shareholders of Executive Assistance exchanged an aggregate of 4,000,000 shares of Executive Assistance's common stock for 80,000 shares of the Company's common stock. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(G) of the Texas Securities Act, as such stock was only issued pursuant to and in connection with a merger, consolidation or sale of corporate stock or assets from the Company to another corporation or the securities holders of such target corporation.

       On November 17, 1999, the Company issued to an employee of its subsidiary, Executive Assistance, options to purchase a total of 2,500 shares of common stock. These options vest in 59 equal monthly increments of 41 shares on the first day of each month beginning in December of 1999 and ending with October of 2004 and one final monthly increment of 81 shares on the first day of November of 2004. These options expire five years from the dates of vesting and the exercise price is $.50 per share. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such options were issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

       On December 1, 1999, the Company issued to one individual, options to purchase up to 25,000 shares of common stock of the Company at $5.00 per share, for an aggregate of $125,000, expiring on December 1, 2001. These securities were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended, as such options were issued to an accredited investor in an isolated transaction.

       On March 24, 2000, the Company issued an aggregate of 52,050 shares to three (3) of its officers and directors upon exercise of vested options. These securities were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended, as such shares were issued to officers/directors of the Company.

       On March 31, 2000, the Company cancelled the non-vested options to purchase 137,500 shares of common stock of the Company at $.25 per share that were issued to the Company's former Vice President of Human Resources, G.W. Flinn. Upon Mr. Flinn's departure from the Company, his vested options totaled 12,500. These cancelled non-vested options and the vested options represent 150,000 of the 950,000 options referenced above that were issued on October 27, 1999.

       On June 12, 2000, the Company issued an aggregate of 8,330 shares to one of its officers and directors upon exercise of vested options. These securities were issued in reliance on
  Section 4(2) of the Securities Act of 1933, as amended, as such shares were issued to one officer/director of the Company.

       On June 16, 2000, one individual who held a Promissory Note, converted that instrument into an aggregate of 750 shares of common stock of the Company. The conversion price of $1.00 per share (pre 1 for 20 reverse stock split) was set forth in the original loan documents executed by the individual. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

  ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Officers and directors of the Company may be indemnified by the Company for any liability incurred by them while acting within the scope of their respective duties as officers and directors of the Company, except for acts of intentional misconduct. As of the date hereof, the Company has no contracts in effect providing any indemnity with any specific rights of indemnification, although the Company's by-laws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnity with specific rights of indemnification in addition to the rights provided in the Company's articles of incorporation and by-laws to the fullest extent provided under Nevada law. The Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is unenforceable. The Company has no special insurance against liability of its directors and officers, although the Company's by-laws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.


                              PART F/S

       The Company's audited financial statements for the year ended December 31, 1999, the Framing Systems audited financial statements for the year ended December 31, 1998, the Framing Systems interim statements for the period ended March 31, 1999, and the e-Data interim statements for the period ended November 30, 1999, which are required by this Part F/S are included herein.

                 RHINO ENTERPRISES GROUP, INC.
                      AND SUBSIDIARIES

               CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1999 AND 1998

                  INDEPENDENT AUDITOR'S REPORT



  To the Shareholders and Board of Directors
  RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES



  We have audited the accompanying consolidated balance sheets of RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  As described in Note P to the consolidated financial statements, the Company changed its accounting for acquisition of certain subsidiaries from the pooling method to the purchase method.

  /s/ M. C. Hunter & Associates


  February 26, 2000
  Fort Worth, Texas

  RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
  CONSOLIDATED BALANCE SHEET
  DECEMBER 31, 1999 AND 1998


                                           RESTATED      RESTATED
              ASSETS                         1999          1998
  ----------------------------------      -----------   ----------
  Current Assets
     Cash on hand and in banks           $    390,071  $         0
     Notes receivable                       1,584,044            0
     Prepaid expenses and deposits            805,000            0
                                          -----------   ----------
       Total Current Assets                 2,779,115            0
                                          -----------   ----------

  Property, plant and equipment, at cost       87,670            0
     Less -- accumulated depreciation          (7,453)           0
  Investment in E-DATA ALLIANCE CORP.         200,000            0
  Intangible assets, including goodwill       340,669       96,509
     Less -- accumulated amortization          (9,445)     (54,007)
                                          -----------   ----------
       Total Long-lived Assets                611,441       42,502
                                          -----------   ----------
         Total Assets                    $  3,390,556  $    42,502
                                          ===========   ==========

  CURRENT LIABILITIES
  ----------------------------------
  Accounts payable                       $     41,985  $    89,684
  Accrued expenses                            839,334       43,884
  Notes and debentures payable              3,082,736      556,116
                                          -----------   ----------
  Total Current Liabilities                 3,964,055      689,684
                                          -----------   ----------

  STOCKHOLDERS' EQUITY
  ----------------------------------
  Common stock                                  1,577        4,270
  Paid in capital                           1,585,295    1,196,745
  Accumulated deficit                      (2,162,011)  (1,848,197)
  Non-controlling interest                      1,640            0
                                          -----------   ----------

       Total Stockholders' Equity             573,499     (647,182)
                                          -----------   ----------
         Total Liabilities and
         Stockholders' Equity            $  3,390,556  $    42,502
                                          ===========   ==========

  See Notes to Consolidated Financial Statements.

  RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENT OF INCOME
  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                           RESTATED      RESTATED
                                             1999          1998
                                          -----------   ----------

  REVENUES                               $      5,164  $         0

  COST OF SALES                                     0            0
                                          -----------   ----------

     GROSS PROFIT                               5,164            0
                                          -----------   ----------

  GENERAL AND ADMINISTRATIVE EXPENSES
     Operating costs                          320,522       17,889
     Personnel costs                          233,190            0
     Legal and professional fees              183,566            0
     Depreciation and amortization             13,487            0
                                          -----------   ----------
     Total General and
     Administrative Expenses                  750,765       17,889
                                          -----------   ----------

       LOSS FROM OPERATIONS                  (745,601)     (17,889)
                                          -----------   ----------
  OTHER INCOME (EXPENSE)
     Interest income                           21,697            0
     Interest expense                         (26,779)     (12,500)
     Other                                     12,745            0
                                          -----------   ----------
  Total Other Income (Expense)                  7,663      (12,500)
                                          -----------   ----------

  Loss on disposition of subsidiary           (31,350)           0

  LOSS BEFORE INCOME TAX                     (769,288)     (30,389)

  PROVISION FOR INCOME TAX                          0            0
                                          -----------   ----------
  NET LOSS                               $    769,288  $    30,389
                                          ===========   ==========

  LOSS PER SHARE                         $      (0.66) $     (0.05)
                                          ===========   ==========



  See Notes to Consolidated Financial Statements.

  RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



       NON--
                                           COMMON     PAID IN   ACCUMULATED    CONTROL     TOTAL
                                 SHARES     STOCK     CAPITAL     DEFICIT      INTEREST    EQUITY
                               ---------   -------  -----------  ----------    ---------  --------
  BALANCE, January 1, 1998     4,269,528  $  4,270 $  1,196,745 $(1,817,808)  $        0 $(616,793)

    Net loss - 1998 operations                                      (30,389)               (30,389)

  BALANCE, December 31, 1998
        - Restated             4,269,528     4,270    1,196,745  (1,848,197)           0  (647,182)

    Private placement
    offering                  13,719,817    13,720       53,635                             67,355
    Debentures converted
    to stock                     123,900       124       31,226                             31,350
    Notes payable converted
    to stock                      17,750        18      177,482                            177,500
    Stock issued for services  5,070,817     5,071       28,741                             33,812
    Stock issuance costs                                (30,000)                           (30,000)
    Reverse split  (1 share
    for 20 shares)           (21,968,596)  (21,969)      21,969                                  0
    Shares issued to acquire
    subsidiaries                 343,360       343      105,497                            105,840
    Spin-off Unique Ideas, Inc.                                     455,474                455,474
    Net loss -- 1999 Operations                                    (769,288)       1,640  (767,648)
                               ---------   -------  -----------  ----------    ---------  --------
  BALANCE, December 31, 1999
       - Restated              1,576,576  $  1,577 $  1,585,295 $(2,162,011)  $    1,640 $(573,499)
                               =========   =======  ===========  ==========    =========  ========

  See Notes to Consolidated Financial Statements.

  RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENT OF CASH FLOWS
  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                            RESTATED      RESTATED
                                              1999         1998
                                           ----------   ----------
  CASH FROM OPERATING ACTIVITIES
    Net Loss                              $   769,288  $    30,389
    Adjustments to reconcile net loss
    to net cash from operating activities
       Loss on disposition of subsidiary       31,350            0
       Depreciation and amortization           13,487        6,302
       Stock issued for services               33,812            0
       Changes in working capital              74,365       22,203
                                           ----------   ----------
      Net Cash From Operating Activities     (616,274)      (1,884)
                                           ----------   ----------

  CASH USED BY INVESTING ACTIVITIES

    Purchase property and equipment           (76,582)           0
    Notes receivable                       (1,584,044)           0
    Invest in E-DATA ALLIANCE CORP.          (200,000)           0
    Payments for intangibles                  (15,000)           0
                                           ----------   ----------
      Net Cash Used by Investing
      Activities                           (1,875,626)           0
                                           ----------   ----------

  CASH PROVIDED BY FINANCING ACTIVITIES

    Borrowings                              3,392,949            0
    Repayments                               (548,333)           0
    Stock sold in private
      placement offering                       67,355            0
    Payment of stock issuance costs           (30,000)           0
                                           ----------   ----------
      Net Cash Provided by
        Financing Activities                2,881,971            0
                                           ----------   ----------
  NET CHANGE IN CASH                          390,071       (1,884)

  CASH, beginning of year                           0        1,884
                                           ----------   ----------

  CASH, end of year                       $   390,071  $         0
                                           ==========   ==========


  See Notes to Consolidated Financial Statements.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 1998


  NOTE A  - NATURE OF OPERATIONS

  Rhino Enterprises Group, Inc. (The "Company") was formerly known as Unique Fashions, Inc. (a Nevada C corporation). The Company acts as a business incubator for start-up and emerging enterprises. The Company performs this function by providing management, consulting services, and financing to assist both start-up as well as established operating entities to position
  themselves to enter the capital markets.   The Company and its
  subsidiaries operate in two business segments - business incubation and e-commerce. See further discussion in Note Q below.

  Unique Fashions, Inc. was incorporated on March 3, 1995, to acquire Unique Ideas, Inc. The acquisition transaction was consummated on May 1, 1995, with an exchange of one share of the Company's common stock for each share of Unique Ideas, Inc.'s outstanding common stock. The transaction was accounted for as a purchase, effective May 1, 1995. During 1998, the only activities involved negotiating pay-off settlements with trade payable vendors, collecting outstanding receivables, and disposing of assets.

  Unique Ideas, Inc. was originally incorporated August 17, 1993, as Unique Products, Inc. for the purpose of acquiring the assets and assuming the liabilities of Doodle Art Wear, a Texas general
  partnership.   The purchase price for the partnership was
  allocated to the acquired assets and liabilities. Intangible assets amounting to $54,007 related to the design, manufacturing process, and product marketing strategies for children's outerwear and related accessories were identified and amortized
  on a straight-line basis over a period of five years.   Unique
  Ideas, Inc. accounted for the acquisition transaction as a purchase effective August 17, 1993. Goodwill amounted to $42,514. By the end of 1996, operations had ceased. On March 25, 1999, the Company effected a tax-free spin-off transaction of Unique Ideas, Inc. All of Unique Ideas, Inc.'s outstanding shares (675,666) were distributed on a pro-rata basis to the Company's stockholders who had been the shareholders of Unique Ideas, Inc. The intangibles owned by Unique Ideas, Inc. had been
  fully amortized by December 31, 1998.   Goodwill arising in this
  acquisition transaction was written off at the time of the spin-off.

  On April 30, 1999, the Unique Fashions, Inc. effected a one-for-twenty (1 for 20) reverse stock split of its common stock and changed its name to Rhino Enterprises Group, Inc.


  NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation - These consolidated financial statements contain the accounts of Rhino Enterprises Group, Inc. and its wholly-owned subsidiaries - Eyesite.Com, Inc. and Executive Assistance, Inc., and its 65% - owned subsidiary, Framing Systems, Inc.
  The Company's investment in E-Data Alliance Corp. represents a 50% ownership position; consequently, this investee is accounted
  for using the equity method.   All significant inter-company
  transactions and balances have been eliminated in consolidation.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


  Property, Plant and Equipment - All fixed and depreciable assets are carried at cost. Depreciation of property, plant, and equipment was provided using the straight-line method over the expected useful life of the assets which range from 3 to 7 years.

  Allowance for Uncollectible Notes Receivable - Management believes that a reserve for uncollectible notes receivable was not necessary at December 31, 1999.

  Accounting Estimates - The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

  Income Tax Accounting - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due, plus deferred taxes. Deferred tax assets or liabilities are recognized for temporary differences between the tax basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences of those temporary differences. At December 31, 1999 and 1998, there were no significant deferred tax assets or liabilities.

  The Company anticipates having a tax net operating loss carryforward of approximately $750,000 which will expire starting in 2010. A deferred tax asset has not been recognized for this net operating loss, since management believes that it is not "more likely than not" that this tax benefit will ever be realized.

  Amortization of Intangible Assets -- Intangible assets, which consist of certain proprietary knowledge and a web-site, are being amortized over 3 years.

  Earnings Per Share -- Basic loss per share was computed by dividing the net loss allocable to common shareholders by the weighted monthly average outstanding common shares during the year. A reconciliation of the numerator and denominator associated with this calculation is presented in Note I below. Diluted earnings per share reflect per share amounts that would result if potentially dilutive securities were converted into common stock.

  Advertising - The Company expenses advertising as it is incurred.

  Comprehensive Income - The Company has no items of "other comprehensive income". Therefore, net income equals comprehensive income.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition - Since reviving the previously dormant Unique Fashions, Inc. in April, 1999, the Company has not generated any significant amounts of revenue. The subsidiaries also did not generate any significant amount of revenue as they were either dormant when the Company acquired them or were incorporated late in the year.

  The Company will enter into contractual agreements to provide management, consulting services and financial assistance to start-up and emerging-growth companies. Typical incubation agreements would call for either a flat monthly fee or hourly rates plus reimbursement of out-of-pocket expenses. Revenues from these agreements would be recognized as services are provided. With respect to e-commerce activities, web-hosting services would be billed on a monthly basis and revenues recognized accordingly; while web site design revenues would be recognized as the services are performed.

  Stock - based Compensation - The Company recognizes the compensation generated by granting stock options to employees and non-employee directors in accordance with the provisions of APB No. 25. Disclosure of the amount of expense that would have been recorded had the Company followed the accounting prescribed by SFAS No. 123 was based on the fair value of the underlying common stock using the Black - Scholes options pricing model. The significant assumptions used to estimate the fair value of the options included setting volatility at zero, the discount bond rate at 6%, and the annual dividend rate at zero. For stock issued to non-employees in exchange for various services, the Company recognizes the compensation under the provisions of SFAS No. 123.


  NOTE C  - ACQUISITIONS AND FORMATION OF SUBSIDIARIES

  On May 13, 1999, the Company consummated a stock-for-stock purchase of Framing Systems, Inc. --- a start-up enterprise that intends to develop, produce and market a fully-operational commercial software package for use in the custom picture framing industry. The purchase agreement called for the exchange of all the outstanding stock (10,129,000 shares) of Framing Systems,
  Inc. for 405,160 restricted shares of the Company.   As of
  December 31, 1999, only 6,584,000 shares of Framing Systems, Inc. had been exchanged for 263,360 shares of the Company resulting in an ownership position of 65%. The business combination was accounted for as a purchase with a fair value of $65,840 (based on $0.25 per share which was the market price of Rhino's stock on the date that the agreement was consummated). Goodwill in the amount of $58,185 was associated with this acquisition and is being amortized over 15 years. The results of operations of Framing Systems, Inc. are included in the accompanying consolidated financial statements since the date of acquisition. On a separate company basis, Framing Systems, Inc. reported revenues of $-0- which resulted in a net loss of $10,208 for the year ended December 31, 1998; while revenues were $-0- resulting in a net loss of $1,276 for the four months and 13 days ended May 13, 1999.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999,  AND 1998


  NOTE C - ACQUISITIONS AND FORMATION OF SUBSIDIARIES, continued

  On November 11, 1999, the Company consummated an agreement to acquire Executive Assistance, Inc., which is engaged in the business of providing various administrative functions to small businesses. The terms of the acquisition called for a stock-for-stock exchange whereby shareholders of Executive Assistance, Inc. exchanged 100% of the outstanding common shares (4,000,000 shares) for 80,000 restricted shares of the Company's common stock. This business combination was accounted for as a purchase. The fair value of the transactions was $40,000, which was based on the fair market price of the Company's common stock ($0.50 per share) on the date of the acquisition. Goodwill in the amount of $42,485 was recognized and is being amortized over a period of 15 years.

  The results of operations of Executive Assistance, Inc. are included in the accompanying consolidated financial statements since the date of acquisition. On a separate company basis, Executive Assistance, Inc. reported revenues of $ -0- resulting in a net loss of $3,555 for the year ended December 31, 1998; and revenues of $4,759 resulting in a net loss of $2,929 for the ten months and 11 days ended November 11, 1999.

  The following summarized pro forma (unaudited) information assumes that the aforementioned acquisitions had occurred on January 1, 1998.

                                             1999       1998
                                           --------   --------
       Net Sales                          $   9,922  $     -0-

       Loss from operations                 753,741     31,652

       Net loss                             777,427     44,152

       Net loss per share                 $    0.58  $    0.08


  The above amounts reflect adjustments for amortization of goodwill arising in consolidation.

  On November 24, 1999, the Company subscribed to 100% of the founder's stock of EYESITE.COM, Inc., a Delaware corporation, which the Company incorporated on October 31, 1999. The Company's investment in this wholly-owned subsidiary was $2,000. On December 22, 1999, EYESITE.COM, Inc. purchased a registered and partially-constructed web site (www.eyesite.com) from Dr. Gary Edwards for $50,000 using a seller-financed note. See Note G below. EYESITE.COM, Inc. is positioning itself to be a marketing and buying cooperative to champion independent eye care professionals, provide business-to-business and consumer e-commerce service related to the eye-care industry, and to provide information about and perform LASIK vision correction through laser surgery. See Note J also regarding contingently-issuable shares.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE C - ACQUISITIONS AND FORMATION OF SUBSIDIARIES, (continued)

  As part of its ongoing corporate strategy, the Company will continue to seek investment opportunities which complement its existing operations. Operating decisions for the various subsidiaries are made by the managers of those business entities. The Company's Board of Directors make investment decisions and all other capital resource allocations. Likewise, the Boards of each subsidiary make similar decisions for their entities.


  NOTE D - INVESTMENT IN E-DATA ALLIANCE CORP.

  On December 17, 1999, the Company acquired 50% of the outstanding shares of E-DATA Alliance Corp., a Texas corporation, which provides web hosting and off-site data storage. Additionally E-DATA offers web site design and data base services. The servers operated by E-DATA are located in premium telecommunications facilities in Dallas. E-Data was incorporated in 1999 and had revenues of $15,000 (an inter-segment sale from Eyesite.Com, Inc. in connection with the development of their web site) resulting in a net income of $2,553 for the eleven months ended November 30, 1999.

  Un-audited condensed financial statement information of  E-Data
  Alliance Corp. for the year ended December 31, 1999 is shown as follows -

       Balance Sheet
         Cash                                        $  153,319
         Prepaid expenses                                 5,496
         Other current assets                            21,160
                                                       --------
            Total Current Assets                        179,975
         Property, plant and equipment, net              44,892
                                                       --------
            Total Assets                              $ 224,867

         Current Liabilities                          $  14,742

         Stockholders' Equity                           210,125
                                                       --------
            Total Liabilities and
              Stockholder's Equity                    $ 224,867
                                                       --------
     Statement of Income
            Revenues                                  $  29,252
            Operating Expenses                           29,127
                                                       --------
              Net Income                              $     125

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE D - INVESTMENT IN E-DATA ALLIANCE CORP. (Continued)

  Among other things, the acquisition agreement with e-DATA provides that the Company enter into a contract with a national media marketing enterprise to purchase $800,000 of advertising in various forms such as Internet and print media. Rhino will be billed monthly for any advertising placed by the marketing company. Such obligations will be treated under standard commercial terms of net 30 days. Rhino and the marketing entity will jointly determine the mix of advertising in the various forms of media.

  NOTE E - NOTES RECEIVABLE FROM OPERATING AND EMERGING ENTERPRISES

  As a vital part of its strategic activities as a business incubator, the Company makes initial investments in established operating entities and start-up or emerging enterprises primarily by advancing funds in the form of short-term unsecured notes.

  The following summarizes significant advances outstanding as of December 31, 1999 -

     Unsecured advances to established operating entities -
       Emerging Pharmacy Solutions, Inc.               $  252,849
       Energy Systems Solutions, Inc.                     179,016
       Memorabilia and Antiquities, Inc. (related party)  365,051
       Sarwin Family LLC                                  154,584
       Teman Electric (related party)                     342,884
                                                        ---------
                                                        1,294,384
                                                        ---------
     Secured advances to start-up or emerging entities

       Real Talk Network, Inc.                            100,466
                                                        ---------

     Other unsecured notes receivable -
       Individual                                         110,955
       Stockholders                                        78,239
                                                        ---------
                                                          189,194
                                                        ---------
         Total Notes Receivable                        $1,584,044
                                                        ---------

  Each of these notes is due in less than one year and bear interest ranging from 6% to 10%. The total shown above includes $16,284 of accrued interest receivable. As of the date of the auditor's report to the consolidated financial statements, none of the notes are delinquent. The established operating enterprises have track records of profitability and cash generation and the Company believes that there is not a significant risk of not collecting the funds advanced.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE E - NOTES RECEIVABLE FROM OPERATING AND EMERGING ENTERPRISES

  The note from Real Talk Network, Inc. is secured by the personal guarantee of the stockholders of Real Talk Network, Inc. and all the tangible assets of the company, which consist primarily of cash and equipment.

  With respect to the start-up and emerging entities, the Company anticipates either receiving repayment of the funds advanced, or taking an equity position when the entity is ready to either go public or become a subsidiary of the Company. Each of the entities listed above is an operating enterprise with the capability to repay the loans. (See Note M below which indicates that Memorabilia & Antiquities, Inc. repaid its advance in
  January, 2000).   Any exchange of stock in satisfaction of the
  notes will be negotiated at the time of conversion.


  NOTE F - CONTINGENCY FOR CONVERTIBLE DEBENTURES

  At various times during 1995 and 1996, Unique Ideas, Inc. raised $1,379,916 of working capital by issuing short-term convertible promissory notes bearing interest at 10%. These notes were originally expected to be repaid within six months of issue. However, due to continuing cash constraints, no repayments were ever made. The principal amount (not including interest) of these notes is convertible into shares of common stock at exchange rates ranging from $0.10 to $1.00 per share. As of December 31, 1999, $1,183,812 of debentures had been converted to common stock. During 1999, $92,500 of debentures were surrendered for conversion resulting in issuance of 123,900 restricted shares of the Company's common stock and a charge of
  $31,350 against the Company's results of operations.   The Board
  of Directors approved an extension of time until December 31, 2000 for the remaining debenture holders to convert their instruments into restricted common shares of the Company. At December 31, 1999, there were 30 debenture holders representing $196,104 who could ultimately elect to convert their debentures that would result in the issuance of 19,610 shares of the Company's common stock.

  NOTE G - INDEBTEDNESS

  At December 31, 1999, the Company had short term indebtedness as follows -

       Note payable to Digital Information & Virtual
       Access, Inc., 6% interest, unsecured, including
       accrued and unpaid interest of $14,341. Note
       is due on demand                                 $1,041,069

       Note payable to Net.Return, Inc.10% interest,
       unsecured.  Note is due on or before 12-31-00    $2,000,000
                                                         ---------
                                                        $3,041,069
                                                         ---------

            RHINO ENTERPRISES GROUP, INC.  AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE G - INDEBTEDNESS, continued

  At December 31, 1999, the Subsidiaries had short term indebtedness as follows -

       Note payable to Dr. Gary Edwards, 10% interest,
       secured by certain intellectual property and
       license rights.  Due in six monthly
       installments of $8,333                           $   41,667

       Consolidated debt at 12-31-99                    $3,082,736
                                                         ---------

  The Company had outstanding debt at December 31, 1998 as follows -

       Note payable to an individual, 50% interest,
       past due, unsecured                              $   25,000

       Notes payable to five individuals, non-interest
       bearing, past due, unsecured                        152,500

         Total for Unique Fashions, Inc.                $  177,500
                                                         ---------

  On June 15, 1999, the Board of Directors approved conversion of the $177,500 notes into restricted common stock at $.50 per share. Taking into account the 1 for 20 reverse split discussed below, the conversion rate was $10.00 per share of restricted common stock, which resulted in the issuance of 17,750 shares of the Company's restricted common stock.

  Debt of Unique Ideas, Inc. at December 31, 1998 consisted of the following -

       Note payable to Capital Funding & Consulting
       Group, 11% interest, past due, unsecured.
       Unpaid accrued interest at December 31, 1998
       is $12,131.                                       $  30,000

       Note payable to an individual, 9% interest,
       past due, unsecured.  Unpaid and accrued
       interest at December 31, 1998 is $9,024              36,799

       Notes payable to six individuals, various
       rates of Interest, past due, unsecured               22,965
                                                          --------
         Total for Unique Ideas, Inc.                    $  89,764
                                                          --------
           Consolidated debt at 12-31-98                 $ 267,264
                                                          ========

  The indebtedness of Unique Ideas, Inc. was not affected by the spin-off described above and is still outstanding. The Company has no contingent or any other form of continuing obligation for the repayment of Unique Ideas, Inc. debt.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE H  - COMMON STOCK

  The Company has 25,000,000 of authorized shares of common stock at a par value of $0.001 per share.

  On March 30, 1999, the Company authorized a securities offering of 15,000,000 shares of common stock at an offering price of $.005 per share, on a best efforts basis pursuant to an exemption from registration with the Securities and Exchange Commission provided by Rule 504 of Regulation D and Section 3(b) of the Securities Act of 1933, and pursuant to exemptions from registration in the various states in which the securities were offered as deemed appropriate by the Board of Directors and offered under the terms and conditions set forth in the offering memorandum or offering circular. $67,355 was raised from this offering and 13,719,817 (685,991 post-reverse split) shares were
  issued.   The Company incurred offering costs of $30,000 which
  were netted against the proceeds and recorded as reduction of paid in capital in the accompanying Consolidated Statement of Stockholders' Equity.

  On April 30, 1999, the Company issued 250,000 shares of common stock to certain non-employee shareholders as compensation for various professional services rendered to the Company. An expense of $4,950 was booked. In November, 69,817 shares were issued to a non-employee stockholder and officer of the Company as payment for certain accounting and tax services that were rendered when this stockholder was only a director. An expense of $28,625 was recorded, which reflects the fair value of the services rendered.


  NOTE I - EARNINGS PER SHARE RECONCILIATIONS

  The following table summarizes the amounts used to calculate the basic loss per share as reported in the accompanying consolidated statement of income.

                                    For the Year Ended December 31
                                              1999        1998
                                            ---------   ---------
       Net Loss                            $  769,288   $  30,389

       Weighted average outstanding shares  1,168,403     213,476

       Basic Loss per Share                    $0.66        $0.05

  The stock options discussed in Note K were not included in a calculation of diluted loss per share as their effect was anti-dilutive. The weighted average number of outstanding shares has been calculated by giving consideration to the acquisitions described above.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

  The Company operates out of sub - leased facilities under the terms of a month-to-month rental agreement. The primary tenant is one of the Company's shareholders. Rent expense was $43.984
  and $0 for 1999 and 1998, respectively.   The Company also has an
  overhead (expenses related to occupancy, such as telephone, utilities, etc.) reimbursement agreement which is based on the square-footage occupied, with this same stockholder. This arrangement calls for monthly billings. Management believes that the allocation method used for overhead reimbursements is reasonable. See the related party footnote disclosures in Note L for a summary of amounts incurred and paid under this reimbursement agreement.

  On November 29, 1999, the Board of Directors approved the buy-back of up to 200,000 shares of the Company's common shares for a price not to exceed $5 per share for a period of 180 days from the date the Company issues a press release to its stockholders announcing such a buy-back. See Note M for discussion of subsequent events.

  On December 22, 1999, the Company entered into a consulting contract with Dr. Gary Edwards (the person from whom the web site
  described in the EYESITE.COM, Inc. acquisition   Note C was
  purchased) to maintain and enhance the web site. Among other things, the agreement provides for 36 monthly payments of $7,000 which is for 35 hours per month at $200 per hour for Dr. Edwards' services. In addition, as an inducement to enter into the web-site consulting services agreement, the Company agreed to issue
  500,000 shares of EYESITE.COM, Inc.'s common stock to Dr.
  Edwards, after completion of the first five months of the contract. The shares will be valued at their estimated fair value in accordance with EITF 96-18 on May 31, 2000, which is the anticipated date of issuance.


  NOTE K - STOCK OPTIONS

  The Company has an employment agreement with its president and its chief operating officer which provides, among other things, for the payment of base salary, car allowance, life insurance premiums, and non-qualified stock options (granted October 27, 1999) to purchase 250,000 shares of common stock at $.25 per share. The fair value of the common stock on the grant date was $0.25. The options vest monthly over a period of 5 years. Certain key employees and two directors were also granted similar non-qualified stock options on October 27, 1999, to purchase 452,500 shares of Rhino's common stock at $.25 per share. The options vest ratably over the next 60 months. The fair value of the common stock on the date of grant was $0.25.

  No compensation expense has been recorded for these stock options as the Company will account for them under APB No. 25. At December 31, 1999, none of the options had been exercised nor
  had any of them lapsed.   The pro forma effect of this stock-
  based compensation on reported earnings had the Company measured these stock options by using SFAS No. 123 is not material (approximately $2,000 additional expense).

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE L - RELATED PARTY TRANSACTIONS


  Related Party &     Balance at       Amounts      Amounts      Balance at
  Relationship        Dec 31, 1998     Advanced     Collected    Dec 31, 1999
  ----------------    ------------     ---------    ---------    ------------
  Teman Electric (1)    $ - 0 -        $ 342,884     $ - 0 -      $  342,884
                                      (See Note E)

  Memorabilia &
  Antiquities (2)         - 0 -          405,051      40,000         365,051
                                       (See Note E)

  Marathon Group (1)      - 0 -           40,158      - 0 -           40,158
                                       (See Note E)

  Joe Glover (1)          - 0 -           10,000      - 0 -           10,000

  Dan Weaver (1)          - 0 -            5,000      - 0 -            5,000

                                      Funds           Amounts
                                      Received from   Repaid

  DIVA (3)                - 0 -       $1,581,069     $ 540,000    $(1,041,069)

  Strateia Group (1)      - 0 -           98,524        92,562     (    5,962)

                  Other  Transactions  With Related  Parties

  Dan Weaver (1)  Common Stock
                     for Services       $ 28,625

  Dan Weaver (1)  Sell Auto
                     to Co.             $  4,200

  Strateia           Sell Intangibles
  Group (1)          to the Company     $175,000

  Stratiea Group (1) Overhead
                     Reimbursement      $ 24,540

  (1) Stockholder
  (2)Owned by President of Rhino
  (3) Common officers & shareholders

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


  NOTE M - NON-CASH INVESTING AND FINANCING TRANSACTIONS


                                          1999          1998
                                        --------      --------
  Spin-off of Unique Ideas, Inc.       $ 455,474     $     -0-
  Debt converted to common stock         177,500         7,500
  Debentures converted to common stock    92,500        30,000
  Intangibles purchased with a note      225,000           -0-
  Prepaid marketing costs                800,000           -0-


  NOTE N - SUBSEQUENT EVENTS

  On February 9, 2000, the Company filed a registration statement on Form 10-SB with the Securities and Exchange Commission. The effective date of the registration statement, pending the submission of a pre-effective amendment that addresses comments of the Commission, is anticipated to be April 9, 2000. A public offering may commence shortly after this time, if approved by the Board of Directors.

  Since year end and through the date of the independent auditor's report (February 29, 2000), the Company collected $387,551 of the outstanding notes receivable and borrowed an additional $300,000 from Net.Return, Inc. and $50,000 from DIVA.

  In accordance with the announced plans of management discussed in Note J above to begin repurchasing some of the outstanding shares of the Company, $53,532 was expended to repurchase 14,450 shares.


  NOTE O - CONCENTRATIONS OF CREDIT RISK

  The Company maintains cash in several accounts with financial institutions, including a money market account with a national brokerage house. At December 31, 1999, the Company had $188,348 funds on deposit with one bank in excess of the Federally insured limits of $100,000.

            RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998



  NOTE P - RESTATEMENT OF 1999 AND 1998 AMOUNTS

  The Company has restated the consolidated balance sheet to reflect purchase accounting for the acquisitions of Framing
  Systems, Inc. and Executive Assistance, Inc. For 1999, this change resulted in an increase of assets in the amount of $97,891 which represents goodwill of $100,669 less amortization for 1999 in the amount of $2,778. Stockholders' equity also changed by this amount. Consolidated liabilities were not effected by this restatement.

  For 1998, consolidated assets were increased by $32,573 representing the restoration of goodwill associated with the acquisition of Unique Products, Inc. Consolidated stockholders' equity was increased by $31,058 and consolidated liabilities was increased by $1,515.

  The consolidated statements of income were also restated to remove the effects of pooling and replace it with purchase accounting. For 1999, the effect on income from operations was a reduction in sales of $4,758, and a reduction of general and administrative expenses in the amount of $6,186, thereby decreasing the net loss from operations by $1,428. Net loss was increased by $31,350 which represents the loss on disposition of Unique Products, Inc. Loss per share increased from 56 cents to 66 cents due to the modifications just described and because of the revised weighted average common shares outstanding during 1999.

  For 1998, there was no change in consolidated revenues. Consolidated general and administrative expenses were reduced by $13,763 reflecting the reduction of costs by not using the pooling method of accounting. Loss from operations was decreased by this same amount. Loss per share was decreased from 8 cents to 5 cents due to the modification just described and because of the revised weighted average number of common shares outstanding during 1998.

  NOTE Q - SEGMENT INFORMATION

  The Company organizes its business into two reportable segments - business incubation and e-commerce entities. As previously discussed in these notes, the business incubation segment includes the parent company, Rhino, its subsidiary Executive Assistance, Inc., and its equity method investee, E-Data Alliance Corp. This segment provides various forms of assistance (in the form of management, consulting services, and financing) to assist start-up and emerging enterprises as well as established operating companies position themselves to enter capital markets. Segment revenues consist of fees, overhead reimbursements, interest income on funds advanced in the form of short term notes, earnings of subsidiaries and equity method investees.

  The e-commerce segment represents the subsidiaries (Framing Systems, Inc. and Eyesite.Com) that are entering the tremendous
  e-commerce markets available through the Internet.   All
  operations, at present, are located within the United States. Revenues arise from sales primarily to unrelated third parties.

  The segments' accounting policies are the same as those of the Company described in the summary of significant accounting policies. A summary, by segment, of the Company's significant assets, liabilities, revenues and expenses is presented on the ensuing schedules for the years ended December 31, 1999 and 1998.

  FOOTNOTE FOR SEGMENT DISCLOSURES
  DECEMBER 31, 1999 AND 1998


  SEGMENT DATA - 1999
         Restated                 Incubator      E-Commerce       Eliminations       Consolidated
  --------------------------     -----------   --------------    ----------------   --------------

    Asset Information
  --------------------------
  Current Assets, other than
    notes receivable             $ 1,194,954  $           117   $              0   $     1,195,071

  Notes receivable                 1,772,443          110,955            (299,354)       1,584,044

  Investment in equity
    method investees                 200,000                0                  0           200,000

  Other long-lived assets            315,120          106,270              (9,950)         411,441
                                 -----------   --------------    ----------------   --------------
       Total Assets             $  3,482,517  $       217,342   $        (309,304) $     3,390,556
                                 -----------   --------------    ----------------   --------------

  Profit and Loss Information
  --------------------------
  Revenues from external
    customers                   $     4,103   $         1,061   $               0   $        5,164
  Revenues from other
    operating segments                    0                 0                   0                0
  Interest revenue                   16,467             5,230                   0           21,697
  Other income                       12,746                 0                   0           12,746
  Spin off loss                     (31,350)                                               (31,350)
  Operating expenses               (549,043)         (188,236)                  0         (737,279)
  Interest expense                  (26,779)                                               (26,779)
  Depreciation and amortization      (5,589)           (5,120)             (2,778)         (13,487)
                                 ----------    --------------    ----------------   --------------

       Net Loss                 $  (579,445)  $      (187,065)  $          (2,778)  $     (769,288)
                                 ----------    --------------    ----------------   --------------
  Income tax                              0                 0                   0                0
  Equity in net income
    of equity method investees            0                 0                   0                0


  RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
  FOOTNOTE FOR SEGMENT DISCLOSURES
  DECEMBER 31, 1999 AND 1998



  SEGMENT DATA - 1998 -
    Restated                      Incubator      E-Commerce       Eliminations       Consolidated
  --------------------------     -----------   --------------    ----------------   --------------

    Asset Information
  --------------------------
  Current Assets, other than
    notes receivable            $          0  $             0   $              0   $             0

  Receivables                              0                0                  0                 0

  Investment in equity
    method investees                       0                0                  0                 0

  Other long-lived
    assets (Goodwill)                      0                0              42,502           42,502
                                 -----------   --------------    ----------------   --------------
  Total Assets                  $          0  $             0   $          42,502  $        42,502
                                 ===========   ==============    ================   ==============

  Profit and Loss Information
  ----------------------------
  Revenues from external
    customers                   $          0  $             0   $               0  $             0
  Revenues from other
    operating segments                     0                0                   0                0
  Interest revenue                         0                0                   0                0
  Other income                             0                0                   0                0

  Operating expenses                 (11,587)               0                   0          (11,587)
  Interest expense                   (12,500)               0                   0          (12,500)
  Depreciation and amortization       (6,302)               0                   0           (6,302)
                                 -----------   --------------    ----------------   --------------
  Net Loss                      $    (30,389) $             0   $               0  $       (30,389)
                                 ===========   ==============    ================   ==============

  Income tax                               0                0                   0                0
  Equity in net income of
    equity method investees                0                0                   0                0


                       FRAMING SYSTEMS, INC.

                       FINANCIAL STATEMENTS

                         DECEMBER 31, 1998

                INDEPENDENT AUDITOR'S REPORT



  To the Shareholders and Board of Directors
  FRAMING SYSTEMS, INC.

  We have audited the accompanying balance sheets of FRAMING SYSTEMS, INC. (a Nevada C corporation and development stage company) as of December 31, 1998 and the related statements of income, stockholders' equity, and cash flows for the year then ended, and for the period from January 30, 1996 (inception of operations) to December 31. 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial
  statements based on our audit.   The financial statements for the
  year ended December 31, 1997 were audited by other auditors and their report dated March 25, 1998 was unqualified.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FRAMING SYSTEMS, INC. as of December 31, 1998 and the results of their operations and their cash flows for the year then ended and for the period from January 30, 1996 (inception of operations) to December 31, 1998, in conformity with generally accepted accounting principles.


  /s/ M. C. Hunter & Associates


  February 26, 2000
  Fort Worth, Texas

  DAVID E. COFFEY
  CERTIFIED PUBLIC ACCOUNTANT
  3651 LINDELL RD., SUITE H
  LAS VEGAS, NV  90103
  (702) 871-3979


  To the Board of Directors and Stockholders of Framing Systems, Inc.
  Las Vegas, Nevada

       I have audited the accompanying balance sheet of Framing Systems, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' deficit for the period from Jamuary 30, 1996 (date of inception) to December 31, 1997. These financial statements are the responsibility of Framing Systems, Inc.'s management. my responsibility is to express an opinion of these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

       In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Framing Systems, Inc. as of December 31, 1997 and the results of operations, cash flows and changes in stockholders' deficit for the period then ended in conformity with generally accepted accounting principles.

  /s/ DAVID COFFEY C.P.A.
  David Coffey C.P.A.
  March 25, 1998

  FRAMING SYSTEMS, INC.
    (A Development Stage Company)

  BALANCE SHEET

  DECEMBER 31, 1998 AND 1997


           ASSETS                                1998       1997
                                              ---------  ---------

  Cash in banks                               $     313  $   2,415

  Property, plant and equipment                  11,088          0
  Less -- accumulated depreciation               (2,267)         0

  Organizational costs                                0      3,695
  Less -- accumulated amortization                    0     (1,416)
                                              ---------  ---------
         Total Assets                         $   9,134  $   4,694
                                              =========  =========

       CURRENT LIABILITIES

  Accounts payable                            $       0  $     330
  Accrued expenses                                    0     15,000
  Due to shareholder                                203      1,195
                                              ---------  ---------
  Total Current Liabilities                         203     16,525
                                              ---------  ---------

       STOCKHOLDERS' EQUITY

  Common Stock                                  10,129       6,272

  Paid in capital                               29,431       2,318

  Deficit accumulated during development
  stage                                        (30,629)    (20,421)
                                              ---------  ---------
            Total Stockholders' Equity            8,931    (11,831)
                                              ---------  ---------
  Total Liabilities and Stockholders' Equity  $   9,134  $   4,694
                                              =========  =========



  See Notes to Financial Statements.

  FRAMING SYSTEMS, INC.
    (A Development Stage Company)

  STATEMENT OF INCOME

  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
    (With Cumulative Amounts from Inception of
     Operations -- January 30, 1996)


                                                          From
                                       1998     1997    Inception
                                     --------  -------  ----------

  REVENUES                           $      0  $     0  $        0

  COST OF SALES                             0        0           0
                                     --------  -------  ----------
  GROSS PROFIT                              0        0           0
                                     --------  -------  ----------

  GENERAL AND ADMINISTRATIVE EXPENSES
     Operating expenses                 5,662   16,005      24,667
     Depreciation and amortization      4,546      739       5,962
                                     --------  -------  ----------
  LOSS  FROM OPERATIONS                10,208   16,744      30,629
                                     --------  -------  ----------
  OTHER INCOME (EXPENSE)
     Interest income                        0        0           0
     Interest expense                       0        0           0
                                     --------  -------  ----------

  TOTAL OTHER INCOME (EXPENSE)              0        0           0
                                     --------  -------  ----------

  LOSS BEFORE INCOME TAX               10,208   16,744      30,629

  PROVISION FOR INCOME TAX                  0        0           0
                                     --------  -------  ----------
  NET LOSS                           $ 10,208  $16,744  $   30,629
                                     ========  =======  ==========


  See Notes to Financial Statements.

  FRAMING SYSTEMS, INC.
     (A Development Stage Company)

  STATEMENT OF STOCKHOLDERS' EQUITY

  FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998



                                            SHARES     COMMON    PAID IN     ACCUMULATED   TOTAL
                                         Outstanding   STOCK     CAPITAL      DEFICIT      EQUITY
                                        ------------- --------  ---------  -------------  --------
  BALANCE, January 30, 1996                         0 $      0  $       0  $           0  $      0

    Issued as compensation for services     6,000,000    6,000                               6,000



    Net loss -- 1996 operations                                                   (3,677)   (3,677)

                                        ------------- --------  ---------  -------------  --------

  BALANCE,  December 31, 1996               6,000,000    6,000          0         (3,677)    2,323

    Private placement sale                    272,000      272      2,448                    2,720
    Stock issuance costs                                             (130)                    (130)

    Net loss -- 1997 operations                                                  (16,744)  (16,744)
                                        ------------- --------  ---------  -------------  --------

  BALANCE, December 31, 1997                6,272,000    6,272      2,318        (20,421)  (11,831)

    Private placement sale                  3,857,000    3,857     35,613                   39,470
    Stock issuance costs                                           (8,500)                  (8,500)

    Net loss -- 1998 operations                                                  (10,208)  (10,208)
                                        ------------- --------  ---------  -------------  --------
  BALANCE, December 31, 1998               10,129,000 $ 10,129  $  29,431  $     (30,629) $  8,931
                                        ============= ========  =========  =============  ========







  See Notes to Financial Statements.

  FRAMING SYSTEMS, INC.
    (A Development Stage Company)

  STATEMENT OF CASH FLOWS

  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
    (With Cumlative Amounts from Inception of
     Operations -- January 30, 1996)


                                                                      From
                                               1998       1997      Inception
                                            ---------  ---------  -------------

  CASH USED BY OPERATING ACTIVITIES
     Net Loss                               $ (10,208) $ (16,744) $     (30,629)
     Adjustments to reconcile
     net loss to cash used
        Depreciation and amortization           4,546        739          5,962
        Changes in working capital            (15,127)    15,330            203
                                            ---------  ---------  -------------
          Cash Used By Operating Activities   (20,789)      (675)       (24,464)
                                            ---------  ---------  -------------
  CASH USED IN INVESTING ACTIVITIES
     Purchase property and equipment          (11,088)         0        (11,088)
     Payments for organization costs                0          0           (695)
                                            ---------  ---------  -------------
         Cash Used By Investing Activities    (11,088)         0        (11,783)
                                            ---------  ---------  -------------
  CASH PROVIDED BY FINANCING ACTIVITIES
     Borrowings from shareholders                   0      1,000          4,695
     Repay shareholder loans                   (1,195)      (500)        (1,695)
     Stock issuance costs                      (8,500)      (130)        (8,630)
     Sale of common stock in private
     placement offerings                       39,470      2,720         42,190
                                            ---------  ---------  -------------
         Cash Provided by Financing
         Activities                            29,775      3,090         36,560
                                            ---------  ---------  -------------

  NET INCREASE (DECREASE) IN CASH              (2,102)     2,415            313

  CASH, beginning of year                       2,415          0              0
                                            ---------  ---------  -------------
  CASH, end of year                               313      2,415            313
                                            =========  =========  =============



  SUPPLEMENTARY DATA  --  NON CASH ITEMS
  ---------------------------------------
     Stock issued as compensation
     for services                           $       0  $       0  $       6,000




  See Notes to Financial Statements.

                        FRAMING SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1998


  NOTE 1 - NATURE OF OPERATIONS

  Framing Systems, Inc. (the "Company") was incorporated on January 30, 1996 under the corporate statutes of the state of Nevada. The business purpose of the Company is to develop, produce and market a fully-operational commercial software and hardware package for use in the custom framing industry. As of the date of these financial statements, the Company is still in the development stage.


  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organizational Costs and Amortization

  The costs associated with establishing the corporation were capitalized and amortized over a 5 year estimated useful life. However, effective December 31, 1998, in accordance with the provisions of the recently adopted Statement of Position 98-5 - "Start-Up Costs", the Company wrote off the remaining unamortized balance of previously capitalized organization costs in the amount of $2,279.

  Property, Plant, Equipment and Depreciation

  Fixed assets additions are recorded at cost. Maintenance and repairs are expensed as incurred; while renewals and betterments are capitalized. Depreciation is computed using accelerated methods over the estimated useful lives of each asset, which range from 5 to 7 years.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about certain reported amounts and related disclosures. Actual results could differ from these estimates.

  Stock Offering Costs

  Offering costs incurred by the Company in connection with a private placement offering were deducted from the net proceeds and reported in paid in capital.

                        FRAMING SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1998


  NOTE 3 - RELATED PARTY TRANSACTIONS

  The Company retained two of its stockholders to assist with the formation of the corporation and initial start-up activities. These stockholders were issued 6,000,000 shares of common stock as compensation for those services. The Company valued those services at $6,000 or $0.001 per share.

  As the Company has had no operations to generate revenues, there has been a need for working capital. One of the Company's officers loaned $15,000 during 1997, which the Company repaid in 1998. In addition, two of the stockholders loaned the Company $1,695 during 1996 and 1997, which were repaid in 1997 and 1998.


  NOTE 4  - COMMON STOCK

  The Company has an authorized capitalization of 25,000,000 shares of common stock at $0.001 par value. At December 31, 1998, there were 10,129,000 shares issued and outstanding. There are no treasury shares.


  NOTE 5 - RECLASSIFICATION OF PRIOR YEAR AMOUNTS

  Certain prior year amounts have been reclassified to conform to the current year presentation.


  NOTE 6 - SUBSEQUENT EVENT

  On May 13, 1999, the Company's Board of Directors accepted an offer from Rhino Enterprises Group, Inc. (a business incubator which provides various forms of management and marketing expertise to start-up and emerging enterprises) to exchange its 10,129,000 shares of common stock for 405,160 shares of Rhino's common stock. As of the date of these financial statement, 6,854,000 shares had been exchanged, resulting in Rhino owning 65% of the Company.

  NOTE 7 - ADVERTISING COSTS

  Any advertising costs would be expensed as incurred.

                       FRAMING SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1998


  NOTE 8 - COMPREHENSIVE INCOME

  The Company has no items of "other comprehensive income;"
  therefore, comprehensive income equals net income.

  NOTE 9 - INCOME TAX

  Income tax is provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences of those temporary differences. At December 31, 1998, there were no significant deferred tax assets or liabilities that had been recognized in the financial statements. The Company files a separate tax return from its new Parent Company (see Note 6 above) and as of December 31, 1998 has a tax loss carryforward of approximately $25,000. No deferred tax asset has been recorded for this temporary difference since management believes that it is not more likely than not that this future tax benefit will ever be realized.

                      FRAMING SYSTEMS, INC.

                  INTERIM FINANCIAL STATEMENTS

                        MARCH 31, 1999

  FRAMING SYSTEMS, INC.
     (A Development Stage Company)

  BALANCE SHEET

  MARCH 31, 1999 AND DECEMBER 31, 1998


                                                          March 31,           Dec. 31,
          ASSETS                                            1999               1998
                                                        --------------   --------------
  Cash in banks                                         $          289   $          313

  Property, plant and equipment                                 11,088           11,088
  Less -- accumulated depreciation                              (3,125)          (2,267)

  Organizational costs                                               0                0
  Less -- accumulated amortization                                   0                0
                                                        --------------   --------------
       Total Assets                                   $        8,252   $        9,134
                                                        ==============   ==============

        CURRENT LIABILITIES

  Accounts payable                                      $            0   $            0
  Accrued expenses                                                   0                0
  Due to shareholder                                               203              203
                                                        --------------   --------------
       Total Current Liabilities                                   203              203
                                                        --------------   --------------

        STOCKHOLDERS' EQUITY

  Common Stock                                                  10,129           10,129

  Paid in capital                                               29,431           29,431

  Deficit accumulated during development stage                 (31,511)         (30,629)
                                                        --------------   --------------
         Total Stockholders' Equity                              8,049            8,931
                                                        --------------   --------------
      Total Liabilities and Stockholders' Equity        $        8,252   $        9,134
                                                        ==============   ==============




  See Notes to Interim Financial Statements.

  FRAMING SYSTEMS, INC.
       (A Development Stage Company)

  STATEMENT OF INCOME

  FOR THE QUARTER ENDED MARCH 31, 1999 AND 1998
     (With Cumulative Amounts from Inception of
      Operations   January 30, 1996)



                                                   March 31,     March 31,     From
                                                    1999          1998       Inception
                                                  ----------   -----------  -----------

  REVENUES                                        $        0   $         0  $         0

  COST OF SALES                                            0             0            0
                                                  ----------   -----------  -----------
  GROSS PROFIT                                             0             0            0
                                                  ----------   -----------  -----------

  GENERAL AND ADMINISTRATIVE EXPENSES
     Operating expenses                                   24         3,407       24,691
     Depreciation and amortization                       858           412        6,820
                                                  ----------   -----------  -----------
  LOSS  FROM OPERATIONS                                  882         3,819       31,511
                                                  ----------   -----------  -----------

  OTHER INCOME (EXPENSE)
     Interest income                                       0             0            0
     Interest expense                                      0             0            0
                                                  ----------   -----------  -----------
  TOTAL OTHER INCOME (EXPENSE)                             0             0            0
                                                  ----------   -----------  -----------

  LOSS BEFORE INCOME TAX                                 882         3,819       31,511

  PROVISION FOR INCOME TAX                                 0             0            0
                                                  ----------   -----------  -----------

  NET LOSS                                        $      882   $     3,819  $    31,511
                                                  ==========   ===========  ===========




  See Notes to Interim Financial Statements.

  FRAMING SYSTEMS, INC.
     (A Development Stage Company)

  STATEMENT OF STOCKHOLDERS' EQUITY

  FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


                                         SHARES      COMMON      PAID IN     ACCUMULATED    TOTAL
                                      Outstanding    STOCK       CAPITAL       DEFICIT     EQUITY
                                      -----------  ---------   ----------   ------------  --------

  BALANCE, January 30, 1996                     0  $       0   $        0   $          0  $      0

   Issued as compensation for services  6,000,000      6,000                                 6,000
   Net loss -- 1996 operations                                                    (3,677)   (3,677)
                                      -----------  ---------   ----------   ------------  --------

  BALANCE,  December 31, 1996           6,000,000      6,000            0         (3,677)    2,323

   Private placement sale                 272,000        272        2,448                    2,720
   Stock issuance costs                                              (130)                    (130)

   Net loss -- 1997 operations                                                   (16,744)  (16,744)
                                      -----------  ---------   ----------   ------------  --------

  BALANCE, December 31, 1997            6,272,000      6,272        2,318        (20,421)  (11,831)

   Private placement sale               3,857,000      3,857       35,613                   39,470
   Stock issuance costs                                            (8,500)                  (8,500)

   Net loss -- 1998 operations                                                   (10,208)  (10,208)
                                      -----------  ---------   ----------   ------------  --------

  BALANCE, December 31, 1998           10,129,000  $  10,129   $   29,431   $    (30,629)  $ 8,931

   Net loss -- First quarter 99
   operations                                                                      (882)      (882)
                                      -----------  ---------   ----------   ------------  --------

  BALANCE, March 31, 1999              10,129,000     10,129       29,431        (31,511)    8,049
                                      ===========  =========   ==========   ============  ========









  See Notes to Interim Financial Statements.

  FRAMING SYSTEMS, INC.
       (A Development Stage Company)

  STATEMENT OF  CASH FLOWS

  FOR THE QUARTER ENDED MARCH 31, 1999 AND 1998
       (With Cumlative Amounts from Inception of
        Operations -- January 30, 1996)


                                                             March 31,      March 31,      From
                                                              1999           1998       Inception
                                                           ------------  ------------  -----------

  CASH USED BY OPERATING ACTIVITIES
     Net Loss                                              $       (882)  $    (3,819)  $  (30,629)
     Adjustments to reconcile net loss to cash used
        Depreciation and amortization                               858           412        5,962
        Changes in working capital                                    0       (15,200)         203
                                                           ------------  ------------  -----------
          Cash Used By Operating Activities                         (24)      (18,607)     (24,464)
                                                           ------------  ------------  -----------
  CASH USED IN INVESTING ACTIVITIES
     Purchase property and equipment                                  0        (3,588)     (11,088)
     Payments for organization costs                                  0             0         (695)
                                                           ------------  ------------  -----------
         Cash Used By Investing Activities                            0        (3,588)     (11,783)
                                                           ------------  ------------  -----------
  CASH PROVIDED BY FINANCING ACTIVITIES
     Borrowings from shareholders                                     0             0        4,695
     Repay shareholder loans                                          0        (1,195)      (1,695)
     Stock issuance costs                                             0        (8,630)      (8,630)
     Sale of common stock in private placement offerings              0        39,470       42,190
                                                           ------------  ------------  -----------
         Cash Provided by Financing Activities                        0        29,645       36,560
                                                           ------------  ------------  -----------

  NET INCREASE (DECREASE) IN CASH                                   (24)        7,450          313

  CASH, beginning of year                                           313         2,415            0
                                                           ------------  ------------  -----------
  CASH, end of year                                        $        289  $      9,865  $       313
                                                           ============  ============  ===========


  SUPPLEMENTARY DATA  --  NON CASH ITEMS
  ----------------------------------------------

     Stock issued as compensation for services             $          0  $          0  $     6,000


  See Notes to Interim Financial Statements.

                       FRAMING SYSTEMS, INC.
                    NOTES TO INTERIM FINANCIAL STATEMENTS
                          MARCH 31, 1999


  NOTE 1 - NATURE OF OPERATIONS

  Framing Systems, Inc. (the "Company") was incorporated on January 30, 1996 under the corporate statutes of the state of Nevada. The business purpose of the Company is to develop, produce and market a fully-operational commercial software and hardware package for use in the custom framing industry. As of the date of these financial statements, the Company is still in the development stage.


  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organizational Costs and Amortization

  The costs associated with establishing the corporation were capitalized and amortized over a 5 year estimated useful life. However, effective December 31, 1998, in accordance with the provisions of the recently adopted Statement of Position 98-5 "Start-Up Costs", the Company wrote off the remaining unamortized balance of previously capitalized organization costs in the amount of $2,279.

  Property, Plant, Equipment and Depreciation

  Fixed assets additions are recorded at cost. Maintenance and repairs are expensed as incurred; while renewals and betterments are capitalized. Depreciation is computed using accelerated methods over the estimated useful lives of each asset, which range from 5 to 7 years.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about certain reported amounts and related disclosures. Actual results could differ from these estimates.

  Stock Offering Costs

  Offering costs incurred by the Company in connection with a private placement offering were deducted from the net proceeds and reported in paid in capital.

  Interim Accounting Periods

  These interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair presentation of the financial position and results of operations for the quarter ended March 31, 1999.

                         FRAMING SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1999


  NOTE 3 - RELATED PARTY TRANSACTIONS

  The Company retained two of its stockholders to assist with the formation of the corporation and initial start-up activities. These stockholders were issued 6,000,000 shares of common stock as compensation for those services. The Company valued those services at $6,000 or $0.001 per share.

  As the Company has had no operations to generate revenues, there has been a need for working capital. One of the Company's officers loaned $15,000 during 1997, which the Company repaid in 1998. In addition, two of the stockholders loaned the Company $1,695 during 1996 and 1997, which were repaid in 1997 and 1998.


  NOTE 4 - COMMON STOCK

  The Company has an authorized capitalization of 25,000,000 shares of common stock at $0.001 par value. At March 31, 1999, there were 10,129,000 shares issued and outstanding. There are no treasury shares.


  NOTE 5 - RECLASSIFICATION OF PRIOR YEAR AMOUNTS

  Certain prior year amounts have been reclassified to conform to the current year presentation.


  NOTE 6 - SUBSEQUENT EVENT

  On May 13, 1999, the Company's Board of Directors accepted an offer from Rhino Enterprises Group, Inc. (a business incubator which provides various forms of management and marketing expertise to start-up and emerging enterprises) to exchange its 10,129,000 shares of common stock for 405,160 shares of Rhino's common stock. As of the date of these financial statement, 6,854,000 shares had been exchanged, resulting in Rhino owning 65% of the Company.

  NOTE 7 - ADVERTISING COSTS

  Any advertising costs would be expensed as incurred.

                         FRAMING SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS
                          MARCH 31, 1999


  NOTE 8 - COMPREHENSIVE INCOME

  The Company has no items of "other comprehensive income;"
  therefore, comprehensive income equals net income.

  NOTE 9 - INCOME TAX

  Income tax is provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences of those temporary differences. At March 31, 1999, there were no significant deferred tax assets or liabilities that had been recognized in the financial statements. The Company files a separate tax return from its new Parent Company (see Note 6 above) and as of December 31, 1998 has a tax loss carryforward of approximately $25,000. No deferred tax asset has been recorded for this temporary difference since management believes that it is not more likely than not that this future tax benefit will ever be realized.

                       E-DATA ALLIANCE CORP.

                   INTERIM FINANCIAL STATEMENTS

                        NOVEMBER 30, 1999

  E-DATA ALLIANCE CORP.

  BALANCE SHEET

  NOVEMBER 30, 1999

                                                     November 30,
                                                         1999
                                                 -----------------
             ASSETS
  --------------------------------------
  Cash in banks                                  $          62,578

  Receivables -- trade                                      10,000

              -- stock subscription                          9,000
                                                 -----------------
         Total Current Assets                               81,578

  Property, plant and equipment                             46,205
  Less -- accumulated depreciation                          (1,781)
                                                 -----------------
            Total Assets                         $         126,002
                                                 =================

         CURRENT LIABILITIES
  --------------------------------------
  Accounts payable                               $          11,199

  Accrued expenses                                           2,250

  Short - term note payable                                100,000
                                                 -----------------
         Total Current Liabilities                         113,449
                                                 -----------------

  STOCKHOLDERS' EQUITY
  --------------------------------------

  Common stock                                              10,000

  Retained earnings                                          2,553
                                                 -----------------
            Total Stockholders' Equity                      12,553
                                                 -----------------
     Total Liabilities and Stockholders' Equity  $         126,002
                                                 =================


  See Notes to Interim Financial Statements.

  E-DATA ALLIANCE CORP.

  STATEMENT OF INCOME

  FOR THE PERIOD FROM JULY 2, 1999 (Inception of Operations)
    TO NOVEMBER 30, 1999


                                     November 30,        From
                                        1999           Inception
                                    --------------  --------------
  REVENUES                          $       15,000  $       15,000

  COST OF SALES                                  0               0
                                    --------------  --------------
  GROSS PROFIT                              15,000          15,000


  GENERAL AND ADMINISTRATIVE EXPENSES
     Operating expenses                     (3,997)         (3,997)
     Personnel costs                        (6,669)         (6,669)
     Depreciation                           (1,781)         (1,781)
                                    --------------  --------------
  INCOME  FROM OPERATIONS                    2,553           2,553
                                    --------------  --------------
  OTHER INCOME (EXPENSE)
     Interest income                             0               0
     Interest expense                            0               0
                                    --------------  --------------
  TOTAL OTHER INCOME (EXPENSE)                   0               0
                                    --------------  --------------


  INCOME BEFORE TAX                          2,553           2,553

  PROVISION FOR INCOME TAX                       0               0
                                    --------------  --------------
  NET INCOME                        $        2,553  $        2,553
                                    ==============  ==============


  See Notes to Interim Financial Statements.

  E-DATA ALLIANCE CORP.

  STATEMENT OF STOCKHOLDERS' EQUITY

  FOR THE PERIOD FROM JULY 2, 1999 (Inception of Operations)
    TO NOVEMBER 30, 1999




                                   Shares      COMMON    PAID IN    RETAINED    TOTAL
                                Outstanding     STOCK    CAPITAL    EARNINGS    EQUITY
                               ------------  ---------  ---------  ----------  --------
  BALANCE, July 2, 1999                   0  $       0  $       0  $        0  $      0

     Issued in organization          10,000     10,000                           10,000

     Net profit for five months                                         2,553     2,553
                               ------------  ---------  ---------  ----------  --------

  BALANCE, November 30, 1999         10,000  $  10,000  $       0  $    2,553  $ 12,553
                               ============  =========  =========  ==========  ========




  See Notes to Interim Financial Statements.

  E-DATA ALLIANCE CORP.

  STATEMENT OF CASH FLOWS

  FOR THE PERIOD FROM JULY 2, 1999 (Inception of Operations)
    TO NOVEMBER 30, 1999



                                      November 30,       From
                                          1999         Inception
                                     --------------  -------------

  CASH USED BY OPERATING ACTIVITIES
     Net Profit                      $        2,553  $       2,553
     Adjustments to reconcile net
     loss to cash used
       Depreciation and amortization          1,781          1,781
       Increase in accounts payable
       and accrued expenses                  13,449         13,449
       Increase in accounts receivable      (10,000)       (10,000)
                                     --------------  -------------
         Cash Used By Operating
         Activities                           7,783          7,783
                                     --------------  -------------
  CASH USED IN INVESTING ACTIVITIES
     Purchase property and equipment        (46,205)       (46,205)
                                     --------------  -------------
         Cash Used By Investing
         Activities                         (46,205)       (46,205)
                                     --------------  -------------
  CASH PROVIDED BY FINANCING ACTIVITIES
    Borrowings                              100,000        100,000
    Sale of common stock in
    private placement offerings               1,000          1,000
                                     --------------  -------------
         Cash Provided by
         Financing Activities               101,000        101,000
                                     --------------  -------------

  NET INCREASE IN CASH                       62,578         62,578

  CASH, beginning of year                         0              0
                                     --------------  -------------
  CASH, end of year                  $       62,578  $      62,578
                                     ==============  =============



  SUPPLEMENTAL DISCLOSURE OF NON-CASH
     INVESTING AND FINANCING TRANSACTIONS
  ---------------------------------------

  Interest paid                      $            0  $           0
  Common stock issued but
  not paid for                                9,000          9,000
  Income tax paid                                 0              0


  See Notes to Interim Financial Statements.

                       E-DATA ALLIANCE CORP.
                NOTES TO INTERIM FINANCIAL STATEMENTS
                        NOVEMBER 30, 1999

  NOTE 1 - NATURE OF OPERATIONS

  E-DATA ALLIANCE CORP. (the "Company") was incorporated on June 2, 1999, under the for-profit corporation statutes of the state of Texas. The business purpose of the Company is to design and develop web sites for small business and other organizations. The Company also provides web hosting services.


  NOTE 2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Property, Plant, Equipment and Depreciation

  Fixed assets additions are recorded at cost. Maintenance and repairs are expensed as incurred; while renewals and betterments are capitalized. Depreciation is computed using accelerated methods over the estimated useful lives of each asset, which range from 5 to 7 years.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about certain reported amounts and related disclosures. Actual results could differ from these estimates.

  Revenue Recognition

  Revenues from Web site hosting are recognized as they are billed monthly. Hosting services to third parties and an affiliated entity began in December 1999. Revenues from Web site design are recognized as they are billed as work progresses.

  Allowance for Uncollectible Accounts Receivable

  Management believes that no allowance for uncollectible accounts receivable is necessary at November 30, 1999.

  Advertising

  The Company expenses advertising costs as they are incurred.

                      E-DATA ALLIANCE CORP.
               NOTES TO INTERIM FINANCIAL STATEMENTS
                       NOVEMBER 30, 1999


  NOTE 3 - RELATED PARTY TRANSACTIONS

  The revenues shown in the accompanying statement of income arose from designing a web site for an affiliate of Rhino Enterprises
  Group, Inc., who, as discussed in Note 8 below, became a 50% shareholder in December, 1999.


  NOTE 4 - COMMON STOCK

  The Company has an authorized capitalization of 1,000,000 shares of common stock at $0.001 par value. At November 30, 1999, there were 10,000 shares issued and outstanding. There are no treasury shares.


  NOTE 5 - INDEBTEDNESS

  The Company has the following short-term notes payable outstanding at November 30, 1999 -

     Digital Information & Virtual Access, Inc.,
     note payable, with interest at 10%, due 180
     days from September 28, 1999.  Note is
     unsecured.                                          $  50,000

     Digital Information & Virtual Access, Inc.,
     note payable, with interest at 10%, due 180
     days from October 22, 1999.  Note is unsecured.     $  50,000
                                                         ---------

                                                         $ 100,000
                                                         ---------

  These obligations were forgiven in the transaction described in Note 6 below; consequently, no interest has been accrued in the accompanying statement of income.


  NOTE 6  - COMPREHENSIVE INCOME

  The Company has no items of "other comprehensive income;"
  therefore, comprehensive income equals net income.

                         E-DATA ALLIANCE CORP.
                  NOTES TO INTERIM FINANCIAL STATEMENTS
                         NOVEMBER 30, 1999


  NOTE 7 - INCOME TAX

  Income tax is provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences of those temporary differences. At November 30, 1999, there were no significant deferred tax assets or liabilities that had been recognized in the financial statements. The Company will file a separate tax return and for the tax year ended December 31, 1999 and expects to report nominal taxable income.

  NOTE 8      SUBSEQUENT EVENT

  On December 17, 1999, the Company issued 10,000 shares of its common stock to Rhino Enterprises Group, Inc. (a business incubator which provides various forms of management and marketing expertise to assist start-up and emerging enterprises). The consideration received for these shares was an infusion of $100,000 of cash from Rhino and the forgiveness of the loans made
  by Digital Information & Virtual Access, Inc.  ("DIVA").   In
  addition, the Company will receive $800,000 of advertising and marketing services from national and local media companies, including but not limited to DIVA and its subsidiary, Money Business, Inc. d.b.a. "The Underground Shopper". Rhino Enterprises Group, Inc. will negotiate for and procure these advertising and marketing services.

  NOTE 9  -  ACCOUNTING FOR INTERIM PERIODS

  The accompanying interim period financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair presentation of the financial position and results of operations for the five months ended November 30, 1999.

                              PART III

  ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

  Exhibit
  Number    Description
  -------   -----------------------------------------------------

  None

                              SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Rhino Enterprises Group, Inc.
                              (Registrant)


  Date: August 29, 2000       By:/s/ ROBERT W. MOEHLER
                              --------------------------------
                              Robert W. Moehler
                              President and duly
                              authorized officer